Annual Report 2002
Fiscal Year Ended October 31

75th ANNIVERSARY



Longfibre

Longview Fibre Company
Value-Added Products • Sustainable Forestry

2002 highlights

Manufacturing improved from a substantial loss in the first two quarters to an operating profit of $2 million in the fourth quarter.

Price recovery began in Paper, Paperboard, and our Converted Products markets.

Debt reduction of $69 million net was achieved from January 31 until October 31 in 2002, despite the difficult business conditions, through the company generating significant free cash-flow.

Capital Expenditures were $44 million (following extensive capital investments in 2000 and 2001 totaling $226 million); new capital projects for 2003 have been approved at modest levels.

Our new Business-Process Improvement initiative projects of inventory reduction and lowering procurement costs contributed to improving 2002 results — this program will contribute more cost-savings in the coming year.

For leveraging our new Business-Process Improvement program and providing more useful and timely information overall, the implementation process of J.D. Edwards ERP software was started in 2002 and will be further phased-in next year with completion by mid-2004.

Richard H. "Rick" Wollenberg, President, was elected Chief Executive Officer (effective start of fiscal year 2003), with Richard P. Wollenberg continuing as Chairman of the Board.

CONTENTS

Front-cover photo: Paper roll on No. 10 machine winder.

OPERATIONS / PRODUCTS

Nine Tree Farms in Oregon and Washington

- The Company owns and operates more than 570,000 acres of timberlands under sustainable-forestry management, which produce logs for sale.
- Operates a sawmill in Washington that makes dimension lumber, machine stress-rated, lam-stock, export grades, and other specialties.

Pulp and Paper Mill in Longview, Washington

- Produces pulp which is manufactured into a broad range of kraft papers and containerboard.
- Our Longview Recycling Plant provides approximately 20% of mill fiber needs.
- Raw-material fibers come primarily from purchased wood chips and sawdust with important contributions from recycled post-consumer and post-industrial waste, purchased bleach pulp, and augmented by log-chipping operations owned by the company and others.

17 Converting Plants in 12 States

- Longview Fibre's national network of paper-packaging facilities produce a wide array of corrugated and solid-fiber containers, and handle shopping and merchandise bags.
- The tonnage of paper and containerboard used in the converting plants equals approximately 65% of the Longview mill production.

Longview Fibre Company

Fiscal year ended October 31, 2002

TO THE SHAREHOLDERS:

In 2002 Longview Fibre completed its 75th year of operation. Although countless things have changed since 1927, one very important reality has remained constant: The forest products industry is a cyclical business. We ebb and flow with the natural rhythm of the U.S. and world economies. Of all the variables that impact profitability, market focus on product niches, allocation of capital resources, operational efficiency and cost control are the only areas over which management can exert direct control. One of the most important responsibilities of management in such an industry is to realistically assess where the company is within a given cycle and to respond by deploying the strategies that fit that reality.

The industry has been in a well-documented downturn since 2000, clearly reflected in our operating performance over the past two years. But instead of looking back, shareholders are rightly asking what the company has done and is doing to minimize the negative impact and to simultaneously position the company to maximize profitability during the inevitable recovery. To that question we are pleased to report significant progress on several fronts.

Over the past year the company has been focused on improving cost of operations to enhance financial performance, prioritizing our customer base to provide a better return on capital, and re-engineering procurement and supply chain management to reduce working capital needs. All of these efforts should improve earnings, allow us to reinstate a dividend, and improve the stock value over the long term.

Operating Results

Our timber segment performed well throughout the year, providing most of the operating profit. Manufacturing had a substantial operating loss in the first half of the year but generated a modest operating profit in the second half as the initial phases of our operational initiatives began to take effect. Highlights of net profit over the four quarters of fiscal 2002 illustrate the positive trend:



dollars in millions
$ 6
$ 4
$ 2
$-
$ (2)
$ (4)
$ (6)
80%
70%
60%
67%
$(6.0)
67%
$.015
77%
$3.2
80%
$7.9
Net Income
Capacity Utilization
1st
2nd
3rd
4th
quarter

First Quarter:

Net loss of $6.0 million which included $5.4 million pre-tax loss on sale of electricity. Longview mill ran at 67% of capacity.

Second Quarter:

Net profit of $15 thousand. Results benefited from a $3.8 million settlement including interest with the IRS for past tax years. Longview mill ran at 67% of capacity.

Third Quarter:

Net profit of $3.2 million. Price and volume recovery began in paper and paperboard. Longview mill ran at 77% of capacity.

Fourth Quarter:

Net profit of $7.9 million. Price recovery continued in paper and paperboard and began in converted products. Longview mill ran at 80% of capacity. Timber, paper and paperboard, and converted products all had an operating profit in the fourth quarter.

Market Focus

The company focuses on products that add value to both Longview Fibre Company and our customers. Company timberlands are strategically located in Oregon and Washington where there is a competitive market for our logs. We have 60% Douglas fir, which has the highest value for structural lumber. We focus on performance paper grades for multiwall shipping sacks, lightweight kraft paper, colored paper for the school market and other specialty kraft papers. To differentiate the company from competitors in converted products, we focus on graphics and other specialty treatments that add value, and provide outstanding customized service and quality.

Business-Process Improvement

Business-Process Improvement projects have focused in several areas all designed to improve our manufacturing results:

Mill Optimization

To balance the Longview mill to market demand for our products and the availability of raw materials at acceptable prices, we have been running only the nine most efficient of our twelve paper machines and not running batch digesting in our pulp mill. Mill employment has been reduced from 1503 to 1375. Efforts continue to improve the reliability and uptime of the equipment, creating a more steady operation and allowing us to better manage our raw material purchases.

Customer Service & Inventory Control

This year we have improved customer service through better communication and scheduling, while reducing our inventory of finished goods and raw materials for both converting and paper and paperboard. In the past year, inventory of finished goods and rollstock of linerboard and corrugated medium has been reduced by approximately $8 million, or 12%, and simultaneously improving responsiveness to customer needs.

Procurement

Procurement teams were established for several of our most important spending areas, including transportation; chemicals, inks and adhesives; and packaging supplies. Future savings in these areas, together with savings from new procurement processes implemented in other areas, should reduce spending by approximately $7 million in fiscal 2003. Reduced spending is planned in other areas over the coming year.

Over the past year, savings through productivity improvement and lower-cost wood chips at the Longview mill have been largely offset by a 40% increase in electrical rates and increased costs of natural gas incurred in the first half of our fiscal year. The company is considering several options to acquire power from other sources in anticipation of the likelihood that Bonneville Power Administration may raise rates again in April 2003. We're also optimizing the use of biomass (hogged bark and wood debris) to produce steam at a lower cost, thereby reducing the amount of natural gas purchased in the coming year. The cost of wood chips should remain stable based on the current balance of supply and demand in the Northwest U.S.

Work continues on improving the cost of operations at the Longview mill through the business-process initiatives mentioned above and by optimizing pulp and paper mill operations to improve yield and costs. This involves increasing uptime and reducing unplanned downtime, reducing waste, and optimizing grades and scheduling on each of the nine operating machines to improve costs.

To fully capitalize on all these operational improvements, installation of J. D. Edwards software for Enterprise Resource Planning has begun. The general ledger and fixed assets modules will be implemented early in our 2003 fiscal year. Full implementation of the system is scheduled to be complete in the middle of our 2004 fiscal year. Once fully operational, this powerful suite of software should provide us with more timely cross-functional information to help us identify and implement additional efficiencies.

Capital Expenditures & Liquidity

We significantly reduced capital expenditures in fiscal 2002 compared with 2000 and 2001. In 2000 and 2001, capital expenditures were more than $225 million. Most of these capital expenditures were invested to enable us to increase domestic converted products business and reduce reliance on the competitive export paperboard market while improving mill operating costs, and producing cost effective performance linerboard and corrugating medium.

Significant capital expenditures in 2001 included:

- Construction of the new Bowling Green, Kentucky converting plant;
- Purchasing flexo folder-gluers, expansion of the material-handling system and other equipment upgrades at the Spanish Fork, Utah converting plant;
- Upgrading the Amsterdam, New York converting facility by expanding the building, increasing the corrugator's capacity and purchasing a flexo folder-gluer; and
- Completion of number 10 paper machine extended nip press which began in 2000.

Significant capital expenditures in fiscal year 2000 included:

- Purchase of a corrugator for the Spanish Fork, Utah converting plant;
- Construction of the Seward, Nebraska converting plant;
- Rebuilding of a paper machine; and
- Commencement of work to replace the press section on number 10 paper machine.


dollars in millions
$140
$120
$100
$80
$60
$40
$20
$
$106
$120
$44
2000
2001
2002
year

As a result of those earlier investments, capital expenditures this year were only $44 million including completion of projects approved in 2000 and 2001, and are budgeted at or below this level in fiscal year 2003. By keeping capital expenditures low and working to reduce operating costs we were able to finish the year with debt of $574 million, $19 million less than at the end of the prior year and $69 million below debt of $643 million at January 31, 2002. We should continue to reduce debt in fiscal year 2003.

Paying a dividend remains a priority of the company. Although results improved this year, we are not paying a dividend for the first quarter. We intend to reinstate the dividend when we are confident it is sustainable on an ongoing basis.

Outlook

The outlook for 2003 is much better than 2002. Export paperboard prices improved in the third and fourth quarters but are still below 2001 levels and need to improve further. Price increases were implemented for kraft paper in the second half of the year. Demand in kraft paper is now in better balance with supply and supply is short in some grades. Export paper pricing has improved and we have made an effort to consolidate to fewer but higher-value grades. Converted products price increases were implemented late in the fourth quarter and in the first quarter of fiscal 2003 for partial price recovery toward 2001 levels. Pricing outlook for converted products is stable.

Although one cannot accurately predict the overall economy, we currently see no indication of a double-dip recession in our recent sales. Industry economists are predicting a 2%-3% increase in corrugated container use in North America during 2003, following little net change in 2002. Although still strong compared to historic levels, the weaker U.S. dollar has helped stabilize the U.S. economy and further declines in exchange rates would benefit U.S. manufacturing.

Timber will remain an important source of income for Longview Fibre in the coming year. Harvest levels are expected to be at or below last year's levels, depending on market conditions. Log prices for 2002 were about 7% below 2001. Log prices should continue to be supported by constrained supply of logs from federal lands in 2003. Demand for Douglas Fir logs for export to Japan has remained steady in the past year, and we do not foresee a change in demand.

The weaker dollar mid-year decreased imports of paper to the U.S. and increased export pricing and demand. Combined with machine shutdowns and consolidation of converters, both demand and product pricing improved in the fourth quarter. Demand and pricing has especially improved in the fourth quarter for lightweight kraft paper with high old corrugated container content and TEA-Kraft® (semi-extensible) paper for use in multiwall bags.

In 2003 we expect to operate at a higher overall utilization rate at the Longview mill. We intend to take advantage of the seasonally lower demand in the first quarter to complete the rebuild of #7 paper machine and perform some necessary annual repairs. As outlined above, work continues on improving results in manufacturing and we remain focused on the needs of our customers, shareholders, and employees.

In summary, we strongly believe that we are doing the right things to minimize the effects of the most recent downturn, reduce costs for the long term and to position Longview Fibre for improved profitability and a renewed dividend as economic and industry conditions continue to improve. Because of capital investments made over the last several years, our Longview mill and converting plants now have some of the most current automated equipment, systems and processes available in the industry.

Long-term results are the most important. Seventy-Five years of operation have taught us that if we work hard every day to foster and extend profitable long-term relationships with our customers, suppliers, and employees, we all benefit.

R.H. Wollenberg
President & CEO

R.P. Wollenberg
Chairman of the Board

At Bowling Green, Kentucky, *our new 310,000 sq. ft. container plant completed its first year servicing diverse customer packaging needs in Kentucky, Tennessee, and southern Indiana and Ohio.*


LONGVIEW FIBRE COMPANY



Automated roll-handling system at Longview processes "parade of paper rolls" applying wrapping, end-covers, and strapping, which packaging materials are part of procurement cost-savings effort.

New Business-Process Improvement program *maximizes cost-savings company-wide through substantial changes in such targeted areas as reducing inventories and lowering materials, supplies procurement costs.*



Paper-rolls inventory is staged for truck loading.



Chemicals, inks and adhesives procurement cost-savings include retention-aid additive system for papermaking.

Major rebuild of #19 chemical-recovery furnace *at Longview will improve process quality and reliability; the approximate $23 million capital project is scheduled for January completion.*



Finishing touches are put on one of three large 10'-high forced-draft fans.



Welded steel web in furnace economizer section contains 400 75'-long tubes that recover heat in reprocessing chemicals.

Summary Discussion & Analysis of the Statement of Income

2002 Compared With 2001

Earnings declined from $24,667,000 to $5,133,000.

Mill operation was at about 73% of capacity.

Timber profits increased from $65,238,000 to $71,212,000 due to an increase in log volume sold, partially offset by a decrease in average log prices.

Paper and paperboard profits declined from $2,173,000 to $(18,214,000) due to an increase in the cost of OCC, energy and the allocation of losses from the sale of energy.

Converting profits declined from $8,336,000 to $(12,721,000) due to reduced volume and prices and the allocation of losses from the sale of energy.

Interest expensed increased from $39,626,000 to $44,858,000 due primarily to increased interest rates.

2001 Compared With 2000

Earnings declined from $37,647,000 to $24,667,000.

Mill operation was at about 80% of capacity.

Timber profits decreased from $69,438,000 to $65,238,000 due to an 11% and a 10% decrease in average log and lumber prices, respectively.

Paper and paperboard profits declined from $6,472,000 to $2,173,000 due to increased raw material and energy costs, and reduced export sales. Profits were favorably impacted by allocation of profits from the sale of energy.

Converting profits declined from $21,055,000 to $8,336,000 due to reduced volume and increased transfer cost from the Longview mill. Profits were favorably impacted by the allocation of profits from the sale of energy.

Interest expensed decreased from $40,115,000 to $39,626,000 due to increased borrowing and decreased interest rates.

Sales, Net Income

($'s in thousands except per share)	Years Ended October 31 2002	2001	2000
Sales	$769,281	$875,955	$876,298
% Change	(12)%	—	13%
Net income	5,133	24,667	37,647
% Change	(79)%	(34)%	88%
Per share	0.10	0.48	0.73
% Change	(79)%	(34)%	87%

Sales, Net Income Classified (with interest and taxes allocated)

	% of Sales			% of Net Income (including allocated power profits)			% Income to Sales (including power allocations)		
	Years ended October 31			Years ended October 31			Years ended October 31		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Timber									
Domestic	16.4%	12.2%	10.8%	457.5%	67.3%	36.8%	18.6%	15.6%	14.6%
Export	6.0	6.2	7.6	357.1	83.0	65.6	39.9	37.6	37.2
Paper and paperboard									
Domestic	16.5	15.4	18.4	(58.2)	34.9	17.1	(2.3)	5.1	3.9
Export	6.2	6.9	10.7	(266.7)	(56.4)	(26.1)	(28.7)	(23.1)	(10.4)
Converted products	54.3	50.5	51.5	(466.9)	(31.6)	3.8	(5.7)	(1.6)	0.3
Power	0.6	8.8	1.0	—	—	—	—	—	—
Other income	—	—	—	77.2	2.8	2.8	—	—	—
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	0.7%	2.8%	4.3%

Prices per share

Transaction prices per share as reported on the New York Stock Exchange are reported below:

Quarter	2002 High	2002 Low	2001 High	2001 Low
1st	$12.75	$10.62	$14.25	$12.50
2nd	11.07	9.85	14.12	11.30
3rd	10.48	7.83	13.98	11.70
4th	8.30	5.38	13.10	8.30

Dividends

Dividends per share paid in fiscal 2002, 2001 and 2000:

	2002	2001	2000
January	0.03	0.12	0.12
April	0.00	0.12	0.12
July	0.00	0.12	0.12
October	0.00	0.12	0.12
	0.03	0.48	0.48

A lot has happened at Longview Fibre.

OUR DIAMOND ANNIVERSARY

Longview Fibre first opened its doors for business in 1927 in Longview. There was one containerboard machine. 300 determined employees. And a goal: to produce the best paper products possible. The total output was 100 tons per day.

Seventy-Five years later, the company has developed into one of the largest manufacturers of value-added paper packaging and is recognized as a leader in advanced-forestry practices. Our Longview mill has evolved into one of the largest papermaking complexes in the world with more than 3200 tons average daily production capacity available. A network of 17 container and bag plants in 12 states stretches coast-to-coast. And Longview Fibre has more than 570,000 acres of timberlands in the Pacific Northwest that are managed for sustained-yield, and owns a sawmill in central Washington.

Through the years Longview Fibre has earned recognition for achievements in manufacturing, products, forestry, and environmental protection, which includes:

Recovery of Wastewood Fiber for Papermaking

- Founded on utilization of wastewood, our company pioneered the use of Douglas fir chips in commercial production of kraft containerboard, wood which previously had gone up in smoke in burners as leftovers from lumber production. This marked the beginnings of a new era in paper production on the West Coast.
- Another Longview Fibre first-in-industry was the utilization of sawdust and shavings for making unbleached containerboard and sack paper.
- An early leader in recycling, Longview Fibre's state-of-the-art recycling plant in Longview processes formerly wasted used corrugated containers and kraft bags into a wide range of recycled-content products to meet customer requirements – varying from a few percent to 100% recycled. This plant provides up to 20% of our Longview mill's fiber needs.
- Our chunk-recovery system in southwest Washington and northwest Oregon enables recovery of wastewood from timberlands,

(continued on pg.10)



1927...*the beginning*

75th ANNIVERSARY



Today...*Longview Fibre is focused on optimizing operations to produce high-quality papers at favorable costs in the highly-competitive global paper industry.*

which are converted into chips to make paper at our Longview mill. This first large-scale regional operation of its type salvages previously wasted and burned logging leftovers including tree tops, butts, and various defective parts cut out of logs.

- At our Longview mill, a number of world-record paper-machine speeds have been set by efficient Longfibre papermakers in producing lightweight kraft packaging paper.
- Many first models of papermaking equipment have been developed at the mill in special cooperative efforts by Longview Fibre working closely with manufacturers.
- Essential in 75 years of papermaking success is our experienced, high-quality workforce that includes several generations of many families.
- Our new Bowling Green, Kentucky, container plant is the latest addition to the nationwide group of converting facilities that have been built through the years.



Long ribbons of our kraft wet-strength, ribbed-extensible paper used in raisin farming, a niche-product development, stretch continuously between rows in vineyards near Fresno, CA. This Longfibre paper is an integral part of an innovative mechanical tray-lay, raisin-harvesting method.



Strong Longfibre boxes on top of the world withstood harsh conditions with extreme weather changes and rough handling in protecting vital supplies required by this American expedition climbing Mt. Everest (background).

Packaging & Paper for Everyday Living

From our wet-strength kraft paper used for drying raisins in the vineyards of California to our strong containers protecting supplies on mountain-climbing expeditions in the Himalayas...Longfibre products have stood the test of time.

- In the packaging industry Longview Fibre's prominence began with its leadership in creating corrugated containers as an alternative package to wooden boxes – current citrus containers are part of this pioneering work.

  Today's broad Longfibre product mix reflects the dramatic changes in packaging in the last decade: finest high-graphics direct-printing on containers (up to 6-colors); full-color litho laminating; specialty die-cut boxes; point-of-purchase displays; bulk-bins; triplewall corrugated boxes; containers with special folds; Liquiplex® large bulk-liquid disposable bins; Pillar™ Pallets; and solid-fiber boxes.

  Virtually any type or size of corrugated and solid-fiber box is made by our Container Group's 15 plants to package a myriad of products nationwide including: computers, appliances, cosmetics, soaps, furniture, pharmaceuticals, clothing, auto accessories, toys, hardware, bicycles, glassware, exercise equipment, fresh/frozen fruits and vegetables, French fries, meat-poultry-fish, cheese, wine-beer-other beverages, many other foods and other items.

- Consumer bags including handle shopping bags, merchandise, and other specialty bags are another Longfibre packaging line made at our western and eastern bag facilities. Bags are manufactured to customer specifications in about any color or size.
- An array of value-added kraft papers are produced at our Longview mill for converting into many end-uses by other firms. Paper for

(continued on pg.12)

75th ANNIVERSARY

TEE-KRAFT
TENSILE ... ORPTION

Paper for multiwall bags


VARI-STEP

Many kraft papers



Advanced computerization technology helps control all aspects of manufacturing paper and packaging products.



Containers


RED RIVER
SIGNATURE

Direct-printing (up to 6-colors)

Q1



Large bulk-liquid disposable bins



Container litho-laminating



Dimension, specialty lumber


SAMSUNG

Consumer bags

grocery bags, fast-food takeout bags and various multiwall sacks are the largest-volume products. Some of the many specialty niche products that use paper made by Longview Fibre are:

Construction—masking, aluminum foil-backed insulation, asphalt-saturated building paper, and stucco-backing.

Food Packaging—retail bags, French-fry pouches, grape lugs, fruit boxes, wax deli-wrap, poultry-giblet bags, meat-wrapping (butcher paper), and vegetable twist-ties.

Agricultural—date-wrap, raisin trays, and field-crop seed multiwall bags.

General Packaging—wrapping, mailing pouches, and gummed sealing-tape.

Other Specialty Items—display/art/crafts paper, steel-sheet interleaving, candy sticks (suckers), coin-wrap, laminated furniture-facing, furniture-moving pads, casket shipping-sleeves, and laminated interior automobile panels.

TEA-Kraft®, a niche-product development marketed worldwide that is a semi-extensible paper used for multiwall bags for cement, pet foods and other products, is among Longfibre paper grades produced for sale to other converters.

Sustainable Forestry

- Development of our timberlands base in the Pacific Northwest began early with a 1943 acquisition of 80 acres near Cathlamet, Wash., and through numerous purchases has since grown into nine large tree farms managed under our Sustainable-Forestry Program. These timberlands provide a substantial income stream for the company through growing, harvesting, and selling logs. After decades of managing our timberlands on a sustained-yield basis, Longview Fibre is committed to the national Sustainable-Forestry Initiative (SFI) Standard which is sponsored by the American Forest & Paper Association in which our company is a member.
- More than 100 million trees have been planted in our Washington and Oregon timberlands in over a half-century of intensive reforestation by Longview Fibre. The majority of seedlings planted are developed through our forest genetics tree-improvement program. Substantially more trees are planted per acre annually than required by the States law.
- Longview Fibre biologists and foresters are involved in extensive ongoing stream-restoration, fish-recovery, and wildlife habitat-enhancement work, which provides technical expertise, in-stream structures and funding in cooperative projects with state agencies, sportsmen and environmental groups.
- Our long-standing Forest-Health Program of commercial thinnings helps reduce forest-fire threats, minimize insect attacks on trees, and improve timber growth.

Environmental Protection

- Historically, Longview Fibre has made concern for the environment a top priority, which is expressed through our continuous program of investing many millions of dollars in air, water, and solid-waste environmental controls to help assure company operations are in compliance with strict State and Federal regulations. Longview Fibre's environmental commitment extends into our timberlands, where stringent State forest-practices rules are met and surpassed.
- Professionals on our environmental-services staff manage and monitor the Pollution-Prevention Program at the Longview mill and all other company operations, which includes comprehensive testing and analysis of emissions. Each facility has an environmental coordinator.
- An example of our environmental commitment is the approximate $5 million sophisticated fish-conservation enhancement operation at the Longview mill, which assists the overall Columbia River salmon-recovery effort. Fish protection is achieved through a freshwater inlet station with four traveling fish-screens, which prevent fingerlings from entering the mill's water-supply pumping system.

On our Diamond Anniversary, Longview Fibre continues to look to the future.



Forest-Health thinnings in Longview Fibre timberlands improve tree growth, reduce wildfire threats, and minimize insect attacks. The hi-tech harvester has thinned timber (left), which contrasts with dense, overcrowded, unthinned 35-year-old hemlock-Douglas fir-spruce stand (background) in our Coast, Oregon, Tree Farm. Highly-mobile, the versatile single-grip harvester fells trees, limbs and bucks them to precise log lengths.



75th ANNIVERSARY

Longview Fibre biologist surveys fish in Bear River that flows through our Southwest Washington Tree Farm. Large woody debris, technical expertise and other assistance were provided by Longview Fibre in this cooperative stream-restoration/fish-recovery project with a local watershed group and Pacific County Conservation District.

Selected Financial and Other Data

(dollars in thousands except per share)	2002	2001	2000
STATEMENT OF INCOME			
Net sales	$ 769,281	$ 875,955	$ 876,298
Timber	172,178	161,129	161,586
Paper and paperboard	174,920	195,765	255,025
Converted products	417,451	441,975	451,195
Power	4,732	77,086	8,492
Cost of products sold, including outward freight	655,028	725,313	710,235
Gross profit	114,253	150,642	166,063
Selling, administrative and general expenses	73,976	74,895	69,098
Operating profit	40,277	75,747	96,965
Timber	71,212	65,238	69,438
Paper and paperboard (including allocated power profits)	(18,214)	2,173	6,472
Converted products (including allocated power profits)	(12,721)	8,336	21,055
Interest expensed	(44,858)	(39,626)	(40,115)
Other income	7,914	1,546	2,097
Income (loss) before income taxes	3,333	37,667	58,947
Provision for income taxes	(1,800)	13,000	21,300
Net income (loss)	5,133	24,667	37,647
PER SHARE			
Net income (loss)	$ 0.10	$ 0.48	$ 0.73
Dividends	0.03	0.48	0.48
Earnings reinvested in the business	0.07	—	0.25
Shareholders' equity at year-end	8.40	8.33	8.38
Average shares outstanding (thousands)	51,077	51,152	51,677
Shares outstanding at year-end (thousands)	51,077	51,077	51,577
BALANCE SHEET DATA			
Total assets	$1,306,442	$ 1,324,448	$ 1,276,690
Working capital	37,116	38,059	42,378
Capital assets	989,293	1,025,833	981,937
Deferred tax liabilities - net	191,742	184,947	171,518
Long-term debt	510,195	540,400	490,900
Shareholders' equity	428,996	425,395	432,042
OTHER DATA			
Sales: Logs, thousands of board feet	278,166	235,053	209,460
Lumber, thousands of board feet	93,893	99,919	93,035
Paper, tons	243,946	251,751	297,935
Paperboard, tons	79,885	105,961	182,644
Converted products, tons	519,652	535,183	550,070
Logs, $/thousand board feet	$ 509	$ 548	$ 613
Lumber, $/thousand board feet	327	323	357
Paper, $/ton FOB mill equivalent	568	590	580
Paperboard, $/ton FOB mill equivalent	328	348	384
Converted products, $/ton	803	826	820
Primary production, tons	872,536	954,328	1,048,167
Employees	3,500	3,700	3,750
Funds: Used for plant and equipment	$ 40,382	$ 115,530	$ 99,642
Used for timber and timberlands	3,584	4,101	6,532

1999	1998	1997	1996	1995	1994	1993	1992
$ 774,349	$ 753,244	$ 772,845	$ 822,722	$ 985,515	$ 790,874	$ 689,551	$ 690,998
170,992	166,037	186,814	186,405	207,735	197,978	166,822	114,944
226,330	193,154	196,192	191,730	294,883	210,823	177,951	221,932
377,027	394,053	389,839	436,490	469,424	368,976	332,942	341,935
—	—	—	8,097	13,473	13,097	11,836	12,187
644,071	666,960	661,684	657,737	778,032	659,309	554,984	571,453
130,278	86,284	111,161	164,985	207,483	131,565	134,567	119,545
62,670	64,693	63,760	60,199	59,709	54,769	49,994	48,971
67,608	21,591	47,401	104,786	147,774	76,796	84,573	70,574
83,207	74,470	101,740	104,449	121,738	111,907	101,471	61,006
(4,114)	(13,009)	(5,143)	1,436	3,115	(19,659)	(5,908)	10,426
(11,485)	(39,870)	(49,196)	(1,099)	22,921	(15,452)	(10,990)	(858)
(38,703)	(39,935)	(31,613)	(29,506)	(29,447)	(24,384)	(22,772)	(24,356)
2,579	4,192	3,706	11,584	1,912	1,902	1,287	1,169
31,484	(14,152)	19,494	86,864	120,239	54,314	63,088	47,387
11,500	(7,500)	6,800	30,500	44,200	20,900	22,800	15,300
19,984	(6,652)	12,694	56,364	76,039	33,414	40,288	32,087
$ 0.39	$ (0.13)	$ 0.25	$ 1.09	$ 1.47	$ 0.64	$ 0.78	$ 0.62
0.28	0.54	0.64	0.64	0.60	0.52	0.52	0.52
0.11	(0.67)	(0.39)	0.45	0.87	0.12	0.26	0.10
8.14	8.03	8.70	9.10	8.65	7.80	7.69	7.39
51,677	51,677	51,691	51,731	51,787	51,861	51,785	51,688
51,677	51,677	51,677	51,706	51,751	51,830	51,882	51,685
$1,212,753	$1,263,343	$1,260,903	$1,197,280	$1,153,823	$1,022,049	$ 944,373	$ 950,768
68,001	55,318	40,381	50,974	42,559	35,761	34,308	30,119
947,359	1,004,837	1,013,361	951,137	906,586	815,509	767,130	777,655
153,945	142,827	141,623	135,106	119,205	103,234	97,693	83,266
495,900	547,018	498,137	426,255	409,374	366,492	327,486	362,400
420,463	414,949	449,506	470,412	447,899	404,253	398,795	382,117
229,839	234,799	218,122	242,770	262,357	249,718	212,339	231,830
84,513	76,251	65,220	32,563	32,277	35,721	24,735	10,691
241,221	221,141	201,675	206,739	259,232	235,591	226,130	253,068
240,295	139,509	177,244	129,005	212,211	180,685	95,660	173,649
499,815	523,734	548,019	542,093	571,589	549,044	505,681	524,814
$ 605	$ 598	$ 724	$ 719	$ 753	$ 743	$ 745	$ 486
378	336	443	367	313	352	347	208
565	610	638	664	698	592	608	607
333	353	332	356	489	336	311	320
754	752	711	805	821	672	658	651
1,015,839	902,924	957,562	904,943	1,058,325	968,244	821,603	893,638
3,650	3,700	3,900	3,900	3,800	3,750	3,500	3,450
$ 29,237	$ 73,054	$ 139,727	$ 127,558	$ 138,613	$ 81,544	$ 53,256	$ 66,744
3,541	15,622	15,716	3,822	35,046	43,494	4,700	7,579

Consolidated Financial Statements

Consolidated Statement of Income

(thousands except per share)	Years Ended October 31 2002	2001	2000
Net sales	$ 769,281	$ 875,955	$ 876,298
Timber	172,178	161,129	161,586
Paper and paperboard	174,920	195,765	255,025
Converted products	417,451	441,975	451,195
Power	4,732	77,086	8,492
Cost of products sold, including outward freight	655,028	725,313	710,235
Gross profit	114,253	150,642	166,063
Selling, administrative and general expenses	73,976	74,895	69,098
Operating profit	40,277	75,747	96,965
Timber	71,212	65,238	69,438
Paper and paperboard (including allocated power profits)	(18,214)	2,173	6,472
Converted products (including allocated power profits)	(12,721)	8,336	21,055
Interest income	1,993	480	455
Interest expensed	(44,858)	(39,626)	(40,115)
Miscellaneous	5,921	1,066	1,642
Income before income taxes	3,333	37,667	58,947
Provision for taxes on income (see Note 6)			
Current	(8,618)	(1,161)	3,783
Deferred	6,818	14,161	17,517
	(1,800)	13,000	21,300
Net income	$ 5,133	$ 24,667	$ 37,647
Per share	$ 0.10	$ 0.48	$ 0.73

Consolidated Statement of Shareholders' Equity

(thousands)	2002	2001	2000
Common stock:			
Balance at beginning of year	$ 76,615	$ 77,365	$ 77,515
Less ascribed value of stock purchased	—	(750)	(150)
Balance at end of year	$ 76,615	$ 76,615	$ 77,365
Additional paid-in capital:			
Balance at beginning of year	$ 3,306	$ 3,306	$ 3,306
Balance at end of year	$ 3,306	$ 3,306	$ 3,306
Retained earnings:			
Balance at beginning of year	$ 345,474	$ 351,371	$ 339,642
Net income	5,133	24,667	37,647
Less cash dividends on common stock ($0.03, $0.48 and $0.48 per share, respectively)	(1,532)	(24,553)	(24,805)
Less purchases of common stock	—	(6,011)	(1,113)
Balance at end of year	$ 349,075	$ 345,474	$ 351,371
Common shares:			
Balance at beginning of year	51,077	51,577	51,677
Less purchases	—	(500)	(100)
Balance at end of year	51,077	51,077	51,577

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet

(dollars in thousands except per share)	October 31 2002	2001	2000
ASSETS			
Current assets:			
Accounts and notes receivable	$ 101,930	$ 99,419	$ 114,843
Allowance for doubtful accounts	1,350	1,350	1,350
Taxes on income, refundable	2,293	—	—
Inventories (see Note 2)	71,589	83,218	82,023
Other	7,458	8,595	9,532
Total current assets	181,920	189,882	205,048
Capital assets:			
Buildings, machinery and equipment at cost	1,828,841	1,806,039	1,717,587
Accumulated depreciation	1,059,778	1,004,620	961,379
Costs to be depreciated in future years (see Note 3)	769,063	801,419	756,208
Plant sites at cost	3,524	3,483	3,444
	772,587	804,902	759,652
Timber at cost less depletion	187,597	191,530	192,778
Roads at cost less amortization	8,976	9,285	9,627
Timberland at cost	20,133	20,116	19,880
	216,706	220,931	222,285
Total capital assets	989,293	1,025,833	981,937
Pension and other assets (see Note 8)	135,229	108,733	89,705
	$ 1,306,442	$ 1,324,448	$1,276,690

	2002	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Payable to bank resulting from checks in transit	$ 7,464	$ 11,365	$ 9,385
Accounts payable	51,168	60,636	61,388
Short-term borrowings (see Note 4)	2,000	8,000	43,070
Payrolls payable	12,138	16,435	16,576
Federal income taxes payable	—	606	2,638
Other taxes payable	9,634	9,781	9,613
Current installments of long-term debt	62,400	45,000	20,000
Total current liabilities	144,804	151,823	162,670
Long-term debt (see Note 5)	510,195	540,400	490,900
Deferred taxes - net (see Note 6)	191,742	184,947	171,518
Other liabilities	30,705	21,883	19,560
Commitments (see Note 9)	—	—	—
Shareholders' equity:			
Preferred stock; authorized 2,000,000 shares	—	—	—
Common stock, ascribed value $1.50 per share; authorized 150,000,000 shares; issued 51,076,567, 51,076,567 and 51,576,567 shares, respectively (see Note 11)	76,615	76,615	77,365
Additional paid-in capital	3,306	3,306	3,306
Retained earnings	349,075	345,474	351,371
Total shareholders' equity	428,996	425,395	432,042
	$1,306,442	$1,324,448	$1,276,690

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows

(thousands)	Years Ended October 31 2002	2001	2000
Cash provided by (used for) operations:			
Net income	$ 5,133	$ 24,667	$ 37,647
Charges to income not requiring cash:			
Depreciation	69,376	66,235	61,971
Depletion and amortization	6,407	5,331	5,411
Deferred taxes - net	6,795	13,429	17,573
(Gain) loss on disposition of capital assets	(2,357)	3,037	2,920
Change in:			
Accounts and notes receivable	(2,511)	15,424	(8,498)
Taxes on income, refundable	(2,293)	—	—
Inventories	11,629	(1,195)	(2,460)
Other	1,137	937	(1,370)
Pension and other noncurrent assets	(26,113)	(19,028)	(17,031)
Accounts, payrolls and other taxes payable	(11,495)	1,365	12,735
Federal income taxes payable	(606)	(2,032)	1,712
Other noncurrent liabilities	8,822	2,323	1,834
Cash provided by operations	63,924	110,493	112,444
Cash provided by (used for) investing:			
Additions to: Plant and equipment	(40,382)	(115,530)	(99,642)
Timber and timberlands	(3,584)	(4,101)	(6,532)
Proceeds from sale of capital assets	7,080	1,132	1,294
Cash used for investing	(36,886)	(118,499)	(104,880)
Cash provided by (used for) financing:			
Additions to long-term debt	213,812	94,500	17,000
Reduction in long-term debt	(227,000)	(20,000)	(32,118)
Short-term borrowings	(6,000)	(35,070)	25,070
Payable to bank resulting from checks in transit	(3,901)	1,980	493
Accounts payable for construction	(2,417)	(2,090)	8,059
Cash dividends	(1,532)	(24,553)	(24,805)
Purchase of common stock	—	(6,761)	(1,263)
Cash provided by (used for) financing	(27,038)	8,006	(7,564)
Change in cash position	—	—	—
Cash position, beginning of year	—	—	—
Cash position, end of year	$ —	$ —	$ —
Supplemental disclosures of cash flow information:			
Cash paid (received) during the year for:			
Interest (net of amount capitalized)	$ 38,897	$ 38,539	$ 40,234
Capitalized interest	1,971	2,054	1,301
Income taxes	(5,757)	1,204	1,844

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

Note 1 - Summary of accounting policies:

Principles of consolidation
The financial statements include the accounts of the company and all subsidiaries after elimination of intercompany balances and transactions.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined on a last-in, first-out method except for supplies at current averages.

Property and depreciation
Buildings, machinery and equipment are recorded at cost and include those additions and improvements that add to production capacity or extend useful life. Cost includes interest capitalized during the construction period on all significant asset acquisitions. Impairment is reviewed annually, or whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recovered. Impairment evaluates whether or not the undiscounted future cash flows generated by an asset will exceed its carrying value. If estimated future cash flows indicate the carrying value of an asset or group of assets may not be recoverable, impairment exists, and the asset's net book value is written down to its estimated realizable value. When properties are sold or otherwise disposed, the cost and the related accumulated depreciation are removed from the respective accounts and the resulting profit or loss is recorded in income. The costs of maintenance and repairs are charged to income when incurred.

Depreciation for financial accounting purposes is computed on the straight-line basis over the estimated useful lives of the assets. The estimated useful lives of assets range from 20 to 40 years for buildings and principally from 15 to 20 years for machinery and equipment.

Timberlands, depletion and amortization
Timber, timberlands and timber roads are stated at cost, net of accumulated depreciation, depletion and amortization. Timber is tracked on a county-by-county basis whereby capital costs and recoverable timber volumes are accumulated in the county in which the related timber is located. Timber upon reaching the age of 35 years is considered merchantable and available for harvesting with all timber younger than 35 years of age being classified as premerchantable. Expenditures for reforestation, including costs such as site preparation, tree planting, fertilization and herbicide application within two years after planting, are capitalized and depleted as timber is harvested. After two years of age, seedling reforestation maintenance and tree farm management costs, consisting of recurring items necessary to the ownership and administration of the timber and timberlands are recorded as a current period expense.

Provision for depletion of merchantable timber represents a charge per unit of production (depletion rate) applied to actual harvest volumes. Depletion rates are determined on a county-by-county basis and are developed using total capital costs and current recoverable merchantable volumes in the county in which the related timber is located. A computer growth index model is utilized to track the timber volumes through the growth cycle and is based upon actual growth rates from permanent timber growth plots throughout the Northwest. Countywide depletion rates are adjusted every five years for timber maturity, estimated growth, and actual harvest volumes for the prior five-year period. Countywide depletion rates are uniform regardless of the merchantable timber age, species or quality.

Direct costs associated with the building of the primary access timber roads are capitalized and amortized on the straight-line basis over estimated useful lives ranging from 3 to 15 years. Costs incurred on timber roads that serve short-term harvest needs are expensed as incurred. Costs for road base construction of mainline roads, such as clearing and grading, are not amortized and remain a capitalized cost until disposition as they provide permanent value to the timberlands.

No gain or loss is recognized on timberland exchanges since the earnings process is not considered complete until timber is harvested and marketed.

Financial instruments
We account for derivative financial instruments pursuant to Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended. This standard requires that all derivative financial instruments, such as interest rate swap contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows.

Earnings per share
Basic and diluted income per common share is computed on the basis of weighted average shares outstanding of 51,076,567, 51,151,567 and 51,676,567 for 2002, 2001 and 2000, respectively.

Pension and other benefit plan costs
Our policy is to accrue as cost an amount computed by the actuary and to fund at least the minimum amount required by ERISA.

Revenue recognition
We recognize revenues upon shipment when the sales price is fixed or determinable, title transfers and risk of loss has passed to the customer. Sales allowances for doubtful accounts were $1,350,000 at October 31, 2002, 2001 and 2000. Bad debt expense for the years ended October 31, 2002, 2001 and 2000 were $877,000, $453,000 and $474,000, respectively.

Note 2 - Inventories:

Inventories consist of the following:

(thousands)	October 31 2002	2001	2000
Finished goods	$ 34,976	$ 37,618	$ 37,508
Goods in process	30,243	35,385	33,069
Raw materials	7,725	14,042	14,595
Supplies (at average cost)	40,399	42,259	40,949
	113,343	129,304	126,121
LIFO Reserve	(41,754)	(46,086)	(44,098)
	$ 71,589	$ 83,218	$ 82,023

During 2002, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory, the effect of which increased net income by approximately $1,400,000 or $0.03 per share.

Note 3 - Buildings, machinery and equipment:

Buildings, machinery and equipment consist of the following:

(thousands)	October 31 2002	2001	2000
Buildings - net	$ 86,016	$ 89,013	$ 75,468
Machinery and equipment - net	683,047	712,406	680,740
	$ 769,063	$ 801,419	$ 756,208

Note 4 - Short-term borrowings:

At October 31, 2002, we had bank lines of credit totaling $265 million. Of this amount, $250 million was under a credit agreement with a group of banks expiring December 10, 2004. The agreement provides for borrowings at the Offshore Rate (LIBOR based) plus a spread, currently 2.50%, or the bank's Reference Rate plus a spread, currently 1.25%. Up to $50 million of the credit agreement can be used for letters of credit at a fee that is the same as the Offshore Rate spread. The credit agreement contains certain financial covenants and provides for a commitment fee on the unused portion, currently 0.60% per year. At October 31, 2002, we had borrowings of $124 million under this credit agreement and $14.7 million of letters of credit issued under this credit agreement.

We have a $15 million uncommitted line of credit of which $5 million was borrowed at October 31, 2002.

Short-term borrowings of $127 million, $309 million and $287 million at October 31, 2002, 2001 and 2000, respectively, under the above agreements, have been reclassified as long-term debt because they are to be renewed and replaced with borrowings due beyond one year and into future periods.

Short-term borrowing activity including the amount reclassified as long-term is summarized as follows:

(thousands)	2002	2001	2000
Short-term borrowings October 31	$ 129,000	$317,000	$330,070
Interest rate October 31	5.9%	4.3%	8.4%
Average daily amount of short-term borrowings outstanding during year	$201,775	$328,176	$270,604
Average* interest rate during year	5.1%	6.7%	7.8%
Maximum amount of short-term borrowings at any month end	$339,000	$317,000	$330,070

* Computed by dividing interest incurred by average short-term borrowings outstanding.

Note 5 - Long-term debt:

Long-term debt consists of the following:

(thousands)	October 31 2002	2001	2000
Senior notes due through 2010 (5.05%-8.84%) - Note (a)	$ 204,500	$ 249,500	$ 197,000
Revenue bonds payable through 2018 (floating rates, currently 1.90%-2.15%) - Note (b)	26,900	26,900	26,900
Senior subordinated notes due 2009 (10%) - Note (c)	213,812	—	—
Notes payable - banks - Note 4 above	127,000	309,000	287,000
	572,212	585,400	510,900
Less current installments	62,400	45,000	20,000
	509,812	540,400	490,900
Fair value adjustments - mark-to-market - Note (d)	383	—	—
Net long-term debt	$ 510,195	$ 540,400	$ 490,900

Scheduled maturities

2004	$ —
2005	157,000
2006	85,500
2007	—
2008-2018	267,312
	$ 509,812

Note (a) Covenants of the senior notes include tests of minimum net worth, short-term borrowing, long-term borrowing, current ratio, fixed charge coverage ratios and restrictions on payment of dividends. We have obtained amendments from the holders of certain senior notes with respect to compliance with covenants that require us to maintain a specified ratio of net income available for fixed charges to fixed charges. The amendments reducing the coverage requirements are effective for the quarter ending

July 31, 2002 through the quarter ending April 30, 2003. In connection with the grant of the amendments we agreed to pay certain fees.

At October 31, 2002, approximately $7.3 million of consolidated retained earnings was unrestricted as to the payment of dividends.

Note (b) Primarily incurred upon the purchase of manufacturing equipment. At October 31, 2002, $26,900,000 was secured by liens on the equipment.

Note (c) In January 2002, we closed an offering of $215 million 10% Senior Subordinated Notes due 2009 (the "Notes") and entered into a new three-year $250 million senior unsecured revolving credit facility. The proceeds of the Notes and the initial borrowing under the new revolving credit facility were used to repay and cancel our $320 million revolving credit facility, prepay $25.0 million of 7.75% Series B Senior Notes due April 18, 2002, pay transaction costs relating to the Notes and the new revolving credit facility and to irrevocably place into an escrow account $20.5 million, the amount that together with accrued interest, was sufficient to repay our $20.0 million 6.76% Senior Notes on August 15, 2002, at their maturity.

Note (d) In April 2002 we entered into two interest rate swap agreements (the "Agreements") relating to $70 million of the Senior Subordinated Notes in an effort to manage our exposure to fixed rate debt by converting a portion of our outstanding debt from a fixed to variable interest rate. In October 2002, we terminated the Agreements and received cash of $5.4 million resulting in a deferred gain of $5.4 million. The deferred gain is included in other liabilities in the accompanying balance sheet and will reduce interest expense over the term of the Senior Subordinated Notes. Simultaneously we entered into two new interest rate swap agreements (the "New Agreements") with notional amounts of $70 million which mature on January 15, 2009 and involve the exchange of fixed interest rate payments for variable interest rate payments without the exchange of the underlying principal amounts. Variable rates are based on LIBOR and are reset on a semi-annual basis. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the New Agreements and recognized as an adjustment to interest expense. The mark-to-market adjustment for the period October 2002 resulted in a derivative asset of $383 thousand, with a corresponding fair value adjustment to long-term debt.

Note 6 - Income taxes:

Provision (benefit) for taxes on income is made up of the following components:

(thousands)	2002	2001	2000
Current:			
Federal	$ (8,452)	$ (1,072)	$ 3,497
State	(166)	(89)	286
	(8,618)	(1,161)	3,783
Deferred:			
Federal	6,752	13,672	16,603
State	66	489	914
	6,818	14,161	17,517
	$ (1,800)	$ 13,000	$ 21,300

An analysis of the effective income tax rate as compared to the expected federal income tax rate is as follows:

	2002	2001	2000
Expected federal income tax rate	35%	35%	35%
Foreign Sales Corporation	—	—	(1)
State income taxes less federal income tax benefit	(2)	1	1
Credits	(70)	—	—
Other	(17)	(1)	1
	(54)%	35%	36%

The deferred income tax liabilities (assets) recorded in the Consolidated Balance Sheet as of October 31, are as follows:

(thousands)	2002	2001	2000
Deferred tax assets:			
Alternative minimum tax	$ (17,344)	$ (9,426)	$ (9,901)
State credits and other assets	(6,595)	(6,607)	(6,930)
Total deferred tax assets	(23,939)	(16,033)	(16,831)
Deferred tax liabilities:			
Depreciable/depletable assets	180,697	171,124	163,972
Employee benefit plans	30,831	25,678	19,304
Other liabilities	288	290	453
Total deferred tax liabilities	211,816	197,092	183,729
Total deferred income taxes	$ 187,877	$ 181,059	$ 166,898
Current deferred income tax assets	$ (3,865)	$ (3,888)	$ (4,620)
Non-current deferred income tax liability	$ 191,742	$ 184,947	$ 171,518

Note 7 - Segment information:

We own and operate tree farms in Oregon and Washington which produce logs for sale and operate a sawmill in Washington. Our pulp and paper mill at Longview, Washington produces pulp which is manufactured into kraft paper and containerboard. The raw material fibers come primarily from purchased wood chips and sawdust with important contributions from fiber reclaimed from post-consumer and post-industrial waste, purchased bleach pulp, and augmented by log chipping operations owned by us and others. Our seventeen converting plants in twelve states produce shipping containers and merchandise bags. The tonnage of our paper and containerboard received at the converting plants equals approximately 65% of the Longview mill production. Included in sales to customers are export sales, principally to Japan, China and Southeast Asia, of $93,528,000, $114,629,000 and $162,263,000 during 2002, 2001 and 2000, respectively, of which sales to Japan were $46,035,000, $55,665,000 and $67,697,000 during those respective years. All sales are made in U.S. dollars.

There are no intersegment sales as all manufacturing operations to produce primary or converted products for sale are considered integrated from the purchased wood to the sale of the finished product.

Identifiable assets are segregated or allocated to segments as follows:

1. Assets used wholly within a segment are assigned to that segment.

2. Assets used jointly by two segments are allocated to each segment on a percentage determined by dividing total cost of product into cost of product produced for each segment. Paper and paperboard assets of $297,739,000, $309,823,000 and $264,497,000 have been allocated to converted products at October 31, 2002, 2001 and 2000, respectively.

Power sales, depreciation, depletion and amortization and additions to capital assets have been segregated and allocated similarly to the method used for identifiable assets.

(thousands)	2002	2001	2000
Sales to customers (including allocated power sales):			
Timber	$ 172,178	$ 161,129	$161,586
Paper and paperboard	176,838	230,215	259,404
Converted products	420,265	484,611	455,308
Total	769,281	875,955	876,298
Income (loss) on sales (including allocated power profits):			
Timber	71,212	65,238	69,438
Paper and paperboard	(18,214)	2,173	6,472
Converted products	(12,721)	8,336	21,055
Interest expensed and other - net	(36,944)	(38,080)	(38,018)
Income before income taxes	3,333	37,667	58,947
Identifiable assets at October 31:			
Timber	269,502	271,571	275,401
Paper and paperboard	332,456	330,712	363,855
Converted products	704,484	722,165	637,434
Total	1,306,442	1,324,448	1,276,690
Depreciation, depletion and amortization:			
Timber	9,553	9,022	9,008
Paper and paperboard	18,500	17,976	19,749
Converted products	47,730	44,568	38,625
Total	75,783	71,566	67,382
Additions to capital assets:			
Timber	4,172	6,665	12,298
Paper and paperboard	11,948	23,647	27,184
Converted products	27,846	89,319	66,692
Total	$ 43,966	$ 119,631	$106,174

Note 8 - Retirement and other postretirement benefits:

Retirement plans

We have two trusteed defined benefit pension programs which cover a majority of employees who have completed one year of continuous service. The plans provide benefits of a stated amount for each year of service with an option for some employees to receive benefits based on an average earnings formula.

The change in benefit obligation is as follows:

(thousands)	Years ended October 31 2002	2001	2000
Change in benefit obligation			
Benefit obligation at beginning of year	$ 337,033	$295,619	$233,330
Service cost	7,707	6,942	6,194
Interest cost	22,604	22,113	18,095
Amendments	533	1,106	51,889
Change in assumptions	10,500	19,239	—
Actuarial (gain) loss	(5,875)	4,215	(2,586)
Expected benefits paid	(17,543)	(12,201)	(11,303)
Benefit obligation at end of year	$ 354,959	$ 337,033	$ 295,619

The change in fair value of assets is as follows:

(thousands)	Years ended October 31 2002	2001	2000
Change in plan assets			
Fair value of plan assets at beginning of year	$ 433,525	$572,887	$466,611
Actual return (loss) on plan assets	(50,764)	(121,824)	118,473
Employee contribution	3	5	4
Benefits paid	(17,494)	(17,543)	(12,201)
Fair value of plan assets at end of year	$ 365,270	$433,525	$572,887

The funded status of the plan and pension asset recognized in the balance sheet are summarized as follows:

(thousands)	October 31 2002	2001	2000
Funded status	$ 10,311	$ 96,492	$277,268
Unrecognized net actuarial (gain) loss	63,499	(45,749)	(249,376)
Unrecognized prior service cost	41,577	46,975	52,318
Unrecognized net asset at transition	—	(57)	(868)
Pension asset recognized in the consolidated balance sheet	$ 115,387	$ 97,661	$ 79,342

Major assumptions used in the calculation are as follows:

(thousands)	Years ended October 31 2002	2001	2000
Discount rate for funded status	6.75%	7.0%	7.5%
Discount rate for net periodic pension cost	7.0%	7.5%	7.5%
Rate of compensation increase	4.75%	4.75%	4.75%
Expected long-term rate of return on plan assets	10.0%	10.0%	10.0%

For determining the net periodic pension income (cost) for fiscal 2003, an expected long-term rate of return on plan assets of 9.0% will be used.

The components of net periodic pension income (cost) are summarized as follows:

(thousands)	Years ended October 31 2002	2001	2000
Service cost – benefits earned during the year	$ 7,708	$ 6,942	$ 6,194
Interest cost on benefit obligation	22,604	22,113	18,095
Expected (return) on plan assets	(49,279)	(46,559)	(39,803)
Recognized net actuarial (gain)	(4,633)	(6,453)	(4,879)
Amortization of prior service cost	5,931	6,449	4,626
Amortization of net asset at transition	(57)	(811)	(1,079)
Net periodic benefit (income)	$(17,726)	$(18,319)	$ (16,846)

Savings plans

Voluntary savings plans are maintained for all employees who have completed one year of continuous service. The plans allow salary deferrals in accordance with IRC section 401(k) provisions. Our contribution as a matching incentive was $2,544,000, $2,399,000 and $1,689,000 during 2002, 2001 and 2000, respectively.

Postretirement benefits other than pensions

We provide postretirement health care insurance benefits for all salaried and certain non-salaried employees and their dependents. Individual benefits generally continue until age 65. We do not pre-fund these benefits, and as such have no plan assets.

The change in the benefit obligation is as follows:

(thousands)	Years ended October 31 2002	2001	2000
Change in benefit obligation			
Benefit obligation at beginning of year	$ 26,838	$ 20,827	$ 18,633
Service cost	1,422	985	807
Interest cost	2,573	1,767	1,434
Actuarial loss	10,488	4,187	721
Benefits paid	(1,220)	(928)	(768)
Benefit obligation at end of year	$ 40,101	$ 26,838	$ 20,827

The funded status of the plan and postretirement liabilities recognized in the balance sheet are summarized as follows:

(thousands)	October 31 2002	2001	2000
Funded status	$ (40,101)	$ (26,838)	$ (20,827)
Unrecognized net (gain) loss	9,730	(527)	(4,714)
Unrecognized transition obligation	4,983	5,482	5,981
Accrued benefit cost	$ (25,388)	$ (21,883)	$ (19,560)

The components of net periodic postretirement cost are summarized as follows:

(thousands)	Years ended October 31 2002	2001	2000
Service cost – benefits earned during the year	$ 1,422	$ 985	$ 807
Interest cost on benefit obligation	2,573	1,767	1,434
Amortization of transition obligation	499	499	499
Amortization of net (gain) loss	231	—	(138)
Net periodic benefit cost	$ 4,725	$ 3,251	$ 2,602

The net periodic postretirement benefit cost was calculated using a health care cost trend rate of 15% for the indemnity plan and 5.5% for the HMO plan. The accrued postretirement benefit cost at October 31, 2002 was calculated using a health care cost trend rate of 15% for the indemnity plan and 5.5% for the HMO plan. The trend rate declines each year until the ultimate health care cost trend rate of 5.5% is reached in the year 2009 for the indemnity plan. The ultimate health care cost trend rate of 5.5% was reached in 2000 for the HMO plan. A one percent increase in the health care cost trend rate assumption has a $3,235,000 effect on the accumulated postretirement benefit obligation as of October 31, 2002 and a $480,000 effect on the aggregate of the service and interest cost components of the net periodic postretirement benefit cost. A one percent decrease in the health care cost trend rate assumption has a $(2,866,000) effect on the accumulated postretirement benefit obligation as of October 31, 2002 and a $(413,000) effect on the aggregate of service and interest cost components of the net periodic postretirement benefit cost. The weighted-average discount rate used was 6.75% for 2002, 7.0% for 2001 and 7.5% for 2000.

Note 9 - Commitments and contingencies:

Estimated costs to complete approved capital projects were approximately $23 million, $35 million and $106 million at October 31, 2002, 2001 and 2000, respectively. There are various claims, lawsuits and pending actions against us incident to our operations. It is our opinion that the ultimate resolution of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Note 10 - Fair value of financial instruments:

Accounts receivable, revenue bonds, notes payable to banks and senior subordinated notes covered by the interest rate swap agreements approximate fair value as reported in the balance sheet. The fair value of senior notes and senior subordinated notes is estimated using discounted cash flow analysis, based on our incremental borrowing rates for similar types of borrowing arrangements. The fair value of our long-term debt exceeded the stated value by approximately $5 million at October 31, 2002, approximated the stated value at October 31, 2001, and the stated value exceeded the fair value by approximately $8 million at October 31, 2000.

Note 11 - Shareholder rights plan:

On January 26, 1999, our Board of Directors authorized a Shareholder Rights Plan (the "Plan"). The Plan provided for a dividend distribution of one right for each share of common stock to shareholders of record at the close of business on March 1, 1999. With certain exceptions, the rights will become exercisable only in the event that an acquiring party accumulates 10% or more of our voting stock or a party announces an offer to acquire 10% or more of the voting stock. The rights expire on March 1, 2009, if not previously redeemed or exercised. Each right entitles the holder to purchase one-tenth of one common share at a price of $5.00 ($50 per whole share), subject to adjustment under certain circumstances. In addition, upon the occurrence of certain events, holders of the rights will be entitled to purchase a defined number of shares of an acquiring entity or our common shares at half their then current market value. We will generally be entitled to redeem the rights at $0.01 per right at any time until the tenth business day following the acquisition of 10% or more, or an offer to acquire 10% or more, of our voting stock.

Report of Independent Accountants

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders of Longview Fibre Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Longview Fibre Company and its subsidiaries at October 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Portland, Oregon
December 9, 2002

Additional Financial Information

Distribution of sales dollar (unaudited)

	2002			2001			2000		
	Timber	Mfg.	Total	Timber	Mfg.	Total	Timber	Mfg.	Total
Wood		11%	9%		13%	11%		14%	11%
Recycled fiber		4	3		3	2		5	4
Bleached pulp		4	3		4	3		4	3
Other materials, services and supplies except inbound and outbound freight and energy	47%	18	24	44%	18	24	44%	21	25
Inbound and outbound freight	0*	10	8	0*	10	8	0*	9	8
Energy	0*	13	10	0*	14	11	0*	8	7
Employee compensation and benefits	5*	31	26	6*	26	23	4*	25	22
Depreciation, depletion and amortization	4	12	10	6	9	8	6	9	8
Federal, state and local taxes	13	(1)	2	16	1	3	17	1	4
Subtotal (payments to others)	69	102	95	72	98	93	71	96	92
Other expense	4	5	5	4	4	4	4	4	4
Subtotal	73%	107%	100%	76%	102%	97%	75%	100%	96%
Dividends			—			3			3
Retained earnings			—			—			1
			100%			100%			100%

* Log harvesting and transportation are performed by contractors so the cost therein is included in services.

Quarterly financial data (unaudited)

(thousands except per share)	Fiscal Year Quarters 1st	2nd	3rd	4th	Total Fiscal Year
2002					
Net sales	$177,555	$183,251	$193,172	$215,303	$769,281
Gross profit	16,604	25,130	35,011	37,508	114,253
Net income (loss)	(5,986)	15	3,164	7,940	5,133
Net income (loss) per share	(0.12)	—	0.06	0.16	0.10
2001					
Net sales	$219,559	$214,054	$220,478	$221,864	$875,955
Gross profit	41,347	34,599	42,382	32,314	150,642
Net income	8,190	4,354	9,450	2,673	24,667
Net income per share	0.16	0.09	0.18	0.05	0.48
2000					
Net sales	$205,446	$216,803	$220,257	$233,792	$876,298
Gross profit	33,959	46,781	42,653	42,670	166,063
Net income	5,553	12,156	10,594	9,344	37,647
Net income per share	0.11	0.24	0.21	0.18	0.73

Management's Discussion and Analysis Of Financial Condition and Results of Operations

You should read the following discussion together with the financial statements, including the related notes, and the other financial information appearing elsewhere in this annual report. See "Forward-Looking Statements (pg. 33)."

Overview

Our business is organized into three segments: timber, paper and paperboard, and converted products. We benefit from significant integration between our business segments. During fiscal year 2002, our paper and paperboard segment obtained approximately 8% of its wood chips from logs that were harvested from our timberlands and chipped by our chipping operations. In the same period, our converted products segment obtained approximately 98% of its paper and paperboard requirements from our Longview mill, representing approximately 65% of total mill production. In addition, our business segments share centralized corporate management, accounting, human resources and information systems support. Our fiscal year ends on October 31.

Net sales for individual segments are reported net of intercompany transfers. Segment operating profits reflect allocations of selling, general and administrative expenses on the basis of the relative cost to produce products in each segment. In the case of intercompany transfers of products between segments, cost of products sold is based upon transfer pricing policies that we believe assist us in managing and optimizing the consolidated financial performance of our business as a whole. For example, paperboard acquired from our paper mill and used in our converting operations is assigned a transfer price equal to the paper mill's cost. Depending on market conditions, our transfer pricing practices may understate or overstate the actual price at which we could have sold those products into the open market or the actual price in the open market at which we could have purchased the raw materials used to produce those products. As a consequence, these allocations and transfer pricing policies sometimes result in individual segment results that do not reflect the financial performance that would have resulted for a segment operating as a stand-alone business.

Our timber segment owns and operates timberlands in Oregon and Washington and produces logs for sale in the domestic and export markets. During fiscal year 2002, our domestic customers consisted of approximately 60 independent sawmills and plywood plants. Results of operations for our timber segment also include our sawmill. Net sales of our timber segment are primarily affected by housing starts and other construction activity in the domestic and Japanese markets. Construction activity is influenced by mortgage interest rates and general economic conditions in those markets. Net sales in this segment are also affected by supply-side factors such as government regulation restricting the harvest of timber from public and certain private lands and competition from logs supplied by foreign producers, especially Canadian producers. The strength of the Japanese export market can significantly influence the results of our timber segment since our sales into that market tend to be at higher prices than sales into the domestic market. Because all of our sales are U.S. dollar denominated, our export sales are also significantly influenced by the relative strength of the U.S. dollar. Cost of products sold in the timber segment primarily include contract logging expense, the cost of operating our sawmill, and depletion, which is based on the historical cost of timber that is harvested.

Our paper and paperboard segment produces a wide variety of paper and paperboard at our Longview mill. We sell our paper and paperboard products to a number of domestic and export customers. In fiscal year 2002, our converted products segment used approximately 65% of our paper and paperboard output. Net sales in the paper and paperboard segment are primarily affected by general economic activity in the United States and Southeast Asia and the relative strength of the U.S. dollar. Average prices in this segment have also been favorably affected by industry capacity rationalization over the last several years. The demand for certain specialty products manufactured by our paper and paperboard segment tends to be less dependent on the economic cycles affecting the commodity paper market. The major component of cost of products sold for the paper and paperboard segment is fiber, which consists primarily of wood chips, but also includes sawdust and recycled materials. We have invested in processes that allow us to use an increased amount of less expensive sawdust and recycled materials in making our paper and paperboard products. Cost of products sold also includes labor, energy and chemicals used in processing.

Our converted products segment produces corrugated containers, solid fiber boxes, creative point-of-purchase displays, handle shopping bags and merchandise bags. Nearly all of our converted products are sold domestically for end uses that include packaging for consumables such as fresh and frozen produce and beverages, as well as for toys, furniture and electronics. Net sales in the converted products segment are primarily affected by general economic activity in the United States. The primary constituent materials for converted products are paper and paperboard. Our converted products segment obtained approximately 98% of its paper and paperboard requirements from our Longview mill. Cost of products sold also includes energy, labor, ink and glue.

Our Longview mill contains six steam-driven generators and one natural gas-fired co-generation facility, all of which are capable of producing electrical power. During fiscal year 2001, we elected, based on the relationship between rates we could obtain for third-party sales of electricity and the cost to us of purchasing electricity and natural gas, to sell a significant percentage of the electricity that we generated into the market. As a result, we realized $77.1 million from net sales of electrical power during that period and allocated the operating profit from those sales to the paper and paperboard and converted products segments based on the relative cost to produce products in each segment. The primary contracts pursuant to which we purchased and sold power in fiscal year 2001 expired and, under new terms, we have significantly less flexibility in selling and using power generated by our facilities. However, during the first fiscal quarter of 2002, we elected to sell electrical power. Due to poor margins, we discontinued the sale of electrical power in January 2002. We also sold a minor amount of electrical power in the fourth quarter of fiscal year 2002. Electrical power sales for fiscal year 2002 were $4.7 million producing an operating loss of $5.7 million. We allocated the operating loss to our manufacturing segments with a loss of $2.3 million to the paper and paperboard segment and a loss of $3.4 million to our converted products segment. Operating profit from the sale of power totaled $35.0 million for fiscal year 2001, of which $15.6 million was allocated to the paper and paperboard segment and $19.4 million was allocated to the converted products segment.

Our future decisions concerning electrical power generation, including the extent to which we operate our co-generation facility for sales into the market, will change from period to period based on market conditions. We do not expect sales of power to meaningfully contribute to our results in the coming year.

We can curtail the operation of certain of our equipment and facilities from time to time to provide us with flexibility in managing our operations and cost structure. In order to meet market conditions and to maximize the efficient use of our paper machines, we curtailed three of our twelve paper machines for substantially all of fiscal year 2002 and for part of fiscal year 2001. In addition, we may curtail the operation of certain of our converting facilities if we believe it is advantageous to do so. Impairment is reviewed annually, or whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recovered. Impairment evaluates whether or not the undiscounted future cash flows generated by an asset will exceed its carrying value. If estimated future cash flows indicate the carrying value of an asset or group of assets may not be recoverable, impairment exists, and the asset's book value is written down to its estimated realizable value.

Results of Operations

The following table highlights our net sales and profits for the periods indicated:

	Audited		
	Fiscal Years Ended October 31		
(thousands)	2002	2001	2000
Net sales	$ 769,281	$ 875,955	$ 876,298
Timber	172,178	161,129	161,586
Paper and paperboard	174,920	195,765	255,025
Converted products	417,451	441,975	451,195
Power	4,732	77,086	8,492
Cost of products sold	655,028	725,313	710,235
Selling, administrative and general expenses	73,976	74,895	69,098
Operating profit	40,277	75,747	96,965
Timber	71,212	65,238	69,438
Paper and paperboard (1)	(18,214)	2,173	6,472
Converted products (1)	(12,721)	8,336	21,055
Interest expensed	(44,858)	(39,626)	(40,115)
Net income	5,133	24,667	37,647

(1) Includes allocated power profits.

Fiscal Year 2002 Compared to Fiscal Year 2001

Consolidated Results

Net sales. Fiscal year 2002 net sales were $769.3 million compared with $876.0 million for fiscal year 2001. Net sales decreased 12.2% as a result of a $72.4 million decrease in net sales of internally generated power to third parties, a decrease in net sales in our paper and paperboard segment of $20.8 million, or 10.6%, and in our converted products segment of $24.5 million, or 5.5%, offset in part by an increase in net sales in our timber segment of $11.0 million, or 6.9%. See "Selected Segment Results" below.

Cost of products sold. Fiscal year 2002 cost of products sold was $655.0 million, or 85.1% of net sales, compared with $725.3 million, or 82.8% of net sales for fiscal year 2001. This increase as a percentage of net sales was primarily the result of a 14% increase in natural gas costs per unit, a 40% increase in cost of electrical power purchased from third parties per unit, a 13% increase in old corrugated containers (OCC) costs and losses on third-party power sales. These cost increases were partially offset by an approximate 18% decrease in average wood chip costs. Our cost of products sold also includes depreciation, depletion and amortization costs. Depreciation, depletion and amortization consist primarily of depreciation of our plant and equipment, the depletion cost of timber harvested and, to a lesser degree, amortization of logging roads. This expense was $75.8 million for fiscal year 2002 compared with $71.6 million for fiscal year 2001.

Selling, general and administrative expenses. Fiscal year 2002 selling, general and administrative expenses were $74.0 million, or 9.6% of net sales, compared with $74.9 million, or 8.6% of net sales, for fiscal year 2001.

This increase as a percentage of net sales was primarily attributable to a decrease in net sales, costs associated with our business process improvement plan and increased health and welfare costs.

Operating profit. Fiscal year 2002 operating profit was $40.3 million, or 5.2% of net sales, compared with $75.7 million, or 8.6% of net sales, for fiscal year 2001. See "Selected Segment Results" below.

Provision (benefit) for taxes on income. Fiscal year 2002 provision (benefit) for income taxes was $(1.8) million. Fiscal year 2001 provision for income taxes was $13.0 million, reflecting a tax rate of 34.5%. The decrease was primarily the result of a decrease in net income and a settlement with the IRS of several tax issues providing a total benefit to the company of approximately $2.5 million.

Net income. For the reasons noted above, net income decreased to $5.1 million in fiscal year 2002 from $24.7 million in fiscal year 2001, representing a 79.2% decrease.

Selected Segment Results

Timber

	Fiscal Years Ended October 31		Percentage Increase/
	2002	2001	(Decrease)
Timber net sales, $ millions	$ 172.2	$ 161.1	6.9%
Timber operating profit, $ millions	71.2	65.2	9.2%
Logs, thousands of board feet	278,166	235,053	18.3%
Lumber, thousands of board feet	93,893	99,919	(6.0)%
Logs, $/thousand board feet	$ 509	$ 548	(7.1)%
Lumber, $/thousand board feet	327	323	1.2%

Fiscal year 2002 timber net sales were $172.2 million, compared with $161.1 million for fiscal year 2001. This 6.9% increase was primarily due to an 18.3% increase in log volume sold and improved lumber prices, partially offset by a decrease in log prices of 7.1% and a decrease in lumber volume of 6.0%. Due to the relatively strong demand in the domestic log market, the company was able to temporarily increase harvest levels to improve operating results and cash flow. The overall log price decline was in part due to a soft Japanese housing market and adverse U.S. dollar to Japanese yen exchange rates. However, as a consequence of midyear improvement in the exchange rate, export prices improved modestly in the fourth fiscal quarter of 2002. Fiscal year 2002 export sales in the timber segment were $45.9 million, or 26.7%, of timber net sales compared with $54.5 million, or 33.8%, for fiscal year 2001. This decline was a result of decreases in export log prices and less lumber sold in the export market. Fiscal year 2002 timber operating profit was $71.2 million, compared with $65.2 million for fiscal year 2001. The primary reason for this 9.2% improvement was an increase in log volume sold, partially offset by a decrease in average log prices.

Paper and Paperboard

	Fiscal Years Ended October 31		Percentage Increase/
	2002	2001	(Decrease)
Paper and paperboard net sales, $ millions	$ 174.9	$ 195.8	(10.6%)
Paper and paperboard operating profit, $ millions	(18.2)	2.2	—
Paper, tons	243,946	251,751	(3.1%)
Paperboard, tons	79,885	105,961	(24.6%)
Paper, $/ton FOB mill equivalent	$ 568	$ 590	(3.7%)
Paperboard, $/ton FOB mill equivalent	328	348	(5.7%)

Fiscal year 2002 paper and paperboard net sales were $174.9 million, compared with $195.8 million for fiscal 2001. This 10.6% decrease is primarily due to a 24.6% and 5.7% decrease in paperboard volume and price and a 3.1% and 3.7% decrease in paper volume and price, respectively. Paperboard volume decreased primarily as a result of our decision not to sell into the Asian market at prices that were depressed. Paperboard prices were negatively affected by increased competition in the export market and the strength of the U.S. dollar. Paper volume and prices decreased primarily as a result of the general economic slowdown in the U.S. market. However, the weaker U.S. dollar in the second half of 2002 decreased imports of Kraft paper to the United States and increased export pricing and demand. Combined with machine shutdowns and consolidation of converters, both demand and product pricing for most grades improved in the fourth quarter, both domestically and for our export sales. Demand and pricing has especially improved in the fourth quarter for light weight Kraft paper with high OCC content and Tea-Kraft® (semi-extensible) paper for use in multiwall bags. Fiscal year 2002 export sales in the paper and paperboard segment were $47.6 million, or 27.2% of paper and paperboard net sales, compared with $60.2 million, or 30.7%, for fiscal year 2001. Fiscal year 2002 paper and paperboard operating loss was $18.2 million, compared with an operating profit of $2.2 million for fiscal year 2001. Operating results were negatively affected by losses from the sale of electrical power allocated to the paper and paperboard segment. We allocated losses of $2.3 million to the segment as a result of power sales in fiscal year 2002, compared with allocated operating profits of $15.6 million in fiscal year 2001. Operating results were also negatively affected by a 40% increase in the cost of electrical power per unit, 14% increase in natural gas costs per unit, a 13% increase in the cost of OCC and lower sales prices. As a result of operating losses incurred early in the year, the mill operating schedule and crew levels were changed to run and staff nine of our twelve paper machines creating a more steady operation and allowing us to better manage raw material purchases. Due to the new schedule and the availability of lower cost residual wood chips, we used a lower proportion of more expensive chips produced from whole log chipping operations. Operating results were favorably impacted by an 18% reduction in average wood chip costs and improved labor productivity. The mill operated at 73% of capacity during fiscal year 2002 compared with 80% during fiscal year 2001.

Converted Products

	Fiscal Years Ended October 31		Percentage Increase/
	2002	2001	(Decrease)
Converted products sales, $ millions	$ 417.5	$ 442.0	(5.5%)
Converted products operating profit, $ millions	(12.7)	8.3	—
Converted products, tons	519,652	535,183	(2.9%)
Converted products, $/ton	$ 803	$ 826	(2.8%)

Fiscal year 2002 converted products net sales were $417.5 million compared with $442.0 million for fiscal year 2001. Converted products volume decreased 2.9% and average price decreased 2.8%. This deterioration was primarily the result of the general slowdown in the domestic economy. Fiscal year 2002 converted products operating loss was $12.7 million, compared with an operating profit of $8.3 million for fiscal year 2001. Operating results were negatively affected primarily by allocated operating losses from the sale of electrical power of $3.4 million for fiscal year 2002, compared with allocated operating profits of $19.4 million in fiscal year 2001. Operating results were also negatively affected by volume and price declines and the increased cost of paper and paperboard supplied to us by the Longview mill. The average mill cost of paper and paperboard supplied to our converting plants increased 1.4% for fiscal year 2002 as compared to fiscal year 2001. Labor productivity improved for the year resulting from changing our operating schedules and crew levels to match customer demand. Substantial progress has been made in reducing rollstock and finished goods inventories and controllable waste.

Fiscal Year 2001 Compared to Fiscal Year 2000

Consolidated Results

Net sales. Fiscal year 2001 net sales were $876.0 million, compared with $876.3 million for fiscal year 2000. Net sales remained relatively unchanged as a result of an incremental $68.6 million of opportunistic net sales of internally generated power to third-parties on economically favorable terms, offset by a decrease in net sales in our paper and paperboard segments of $59.3 million, or 23.2%, and in our converted products segment of $9.2 million, or 2.0%. See "Selected Segment Results" below.

Cost of products sold. Fiscal year 2001 cost of products sold was $725.3 million, or 82.8% of net sales, compared with $710.2 million, or 81.0% of net sales, for fiscal year 2000. This increase as a percentage of net sales was primarily due to a 5% increase in average wood chip costs and a 59% increase in average natural gas costs at the Longview mill, which were partially due to increased power sales discussed above. These were partially offset by an approximately 29% decrease in average OCC costs and high margins on power sales. Our cost of products sold includes depreciation, depletion and amortization costs. Depreciation, depletion and amortization consist primarily of depreciation of our plant and equipment, the cost of timber harvested and, to a lesser degree, amortization of logging roads. This expense was $71.6 million for fiscal year 2001, compared with $67.4 million for fiscal year 2000.

Selling, general and administrative expenses. Fiscal year 2001 selling, general and administrative expenses were $74.9 million, or 8.6% of net sales, compared with $69.1 million, or 7.9% of net sales, for fiscal year 2000. This increase as a percentage of net sales was primarily attributable to salary increases including market adjustments, the opening of our new Bowling Green, Kentucky converting plant and costs associated with our business process improvement plan.

Operating profit. Fiscal year 2001 operating profit was $75.7 million, or 8.6% of net sales, compared with $97.0 million, or 11.1% of net sales, for the fiscal year 2000. See "Selected Segment Results" below.

Provision for taxes on income. Fiscal year 2001 provision for income taxes was $13.0 million, reflecting a tax rate of 34.5%. Fiscal year 2000 provision for income taxes was $21.3 million, reflecting a tax rate of 36.1%. The decrease was primarily the result of a decrease in net income.

Net income. For the reasons noted above, net income decreased to $24.7 million from $37.6 million in fiscal year 2000, representing a 34.5% decrease.

Selected Segment Results

Timber

	Fiscal Years Ended October 31		Percentage Increase/
	2001	2000	(Decrease)
Timber net sales, $ millions	$ 161.1	$ 161.6	(0.3%)
Timber operating profit, $ millions	65.2	69.4	(6.0%)
Logs, thousands of board feet	235,053	209,460	12.2%
Lumber, thousands of board feet	99,919	93,035	7.4%
Logs, $/thousand board feet	$ 548	$ 613	(10.6%)
Lumber, $/thousand board feet	323	357	(9.5%)

Fiscal year 2001 timber net sales were $161.1 million, compared with $161.6 million for fiscal year 2000. The fiscal year 2001 results were impacted by a decrease in log prices of 10.6% and a decrease in lumber prices of 9.5%, offset by an increase in log volume of 12.2% and an increase in lumber volume of 7.4%. The price decline was in part due to a soft Japanese housing market and adverse U.S. dollar to Japanese yen exchange rates.

Weak export market prices significantly influence our average prices as export prices tend to be significantly higher than domestic prices. The volume increases were largely due to relatively strong demand in the domestic market, where prices, although lower overall in fiscal year 2001, improved from levels in the first half of the year, as well as to greater timber harvesting in 2001 as a result of improved logging conditions over those experienced in 2000. Fiscal year 2001 export sales in the timber segment were $54.5 million, or 33.8%, of timber net sales compared with $66.4 million, or 41.1%, for fiscal year 2000. This decrease was a result of export price and volume declines. Fiscal year 2001 timber operating profit was $65.2 million, compared with $69.4 million for fiscal year 2000. The primary reason for this 6.0% decline was a decrease in average log and lumber prices, partially offset by an increase in log and lumber volume due to relatively strong demand in the domestic market and less curtailment of harvesting in fiscal year 2001, which resulted in some shifting of export sales to domestic sales.

Paper and Paperboard

	Fiscal Years Ended October 31		Percentage Increase/
	2001	2000	(Decrease)
Paper and paperboard net sales, $ millions	$ 195.8	$ 255.0	(23.2%)
Paper and paperboard operating profit, $ millions	2.2	6.5	(66.4%)
Paper, tons	251,751	297,935	(15.5%)
Paperboard, tons	105,961	182,644	(42.0%)
Paper, $/ton FOB mill equivalent	$ 590	$ 580	1.7%
Paperboard, $/ton FOB mill equivalent	348	384	(9.4%)

Fiscal year 2001 paper and paperboard net sales were $195.8 million, compared with $255.0 million for fiscal year 2000. This 23.2% decrease is primarily due to a 25.6% decrease in paper and paperboard volume, along with a decrease in paperboard pricing, partially offset by an increase in paper pricing. Paperboard volume decreased by 42.0% primarily as a result of our decision not to sell into the Asian market at prices that were depressed due to a general worsening of business conditions in Asia and the strength of the U.S. dollar. In addition, Chinese and other Asian producers added Kraft top recycled linerboard capacity that tended to reduce export Kraft linerboard prices. As a result of our decision, we have fully curtailed our least efficient paperboard machine in addition to curtailing two other machines to match production with incoming orders. Fiscal year 2001 export sales in the paper and paperboard segment were $60.2 million, or 30.7%, of paper and paperboard net sales, compared with $95.8 million, or 37.6%, for fiscal year 2000. Paper volume decreased as a result of a general economic slowdown in the U.S. market and increased competition from European producers in the export market due to, among other things, strength in the U.S. dollar. However, paper prices increased due to a change in our product mix as we continued to increase sales of TEA-Kraft® paper in the domestic market and other value-added products. Fiscal year 2001 paper and paperboard operating profit was $2.2 million, compared with $6.5 million for fiscal year 2000. Operating profits were negatively impacted by a 5% increase in the average cost of wood chips. In fiscal year 2001, residual wood chip costs increased and we used a greater proportion of more expensive wood chips from whole log chipping operations. We have since reduced our use of whole log chips and are taking advantage of lower-cost residual chips. Operating profits were also negatively affected by increased costs caused by low machine utilization rates in the first half of fiscal year 2001 and higher energy prices. Operating profits were favorably impacted by the profits from the sale of electrical power allocated to the paper and paperboard segment. We allocated $15.6 million to the segment operating profit as a result of power sales in fiscal year 2001, compared with $1.3 million in fiscal year 2000. The basis for this allocation was consistent with the method used to allocate identifiable assets and other costs between segments. These sales had the effect of significantly increasing our energy costs for operation of the paper and paperboard segment as well as increasing our requirements for natural gas used to fuel the co-generation facility. Due to the increased sale of power in fiscal year 2001, plus the increased cost of natural gas, energy costs increased from 8% to 14% of paper and paperboard and converted products net sales (including allocated power sales) in fiscal years 2000 and 2001, respectively. However, energy prices have decreased in the fourth quarter of fiscal year 2001 and we expect decreased sales of energy into the market in fiscal year 2002. The Longview mill operated at 80% of capacity during fiscal year 2001 compared with 88% during fiscal year 2000.

Converted Products

	Fiscal Year Ended October 31		Percentage Increase/
	2001	2000	(Decrease)
Converted products sales, $ millions	$ 442.0	$ 451.2	(2.0%)
Converted products operating profit, $ millions	8.3	21.1	(60.4%)
Converted products, tons	535,183	550,070	(2.7%)
Converted products, $/ton	$ 826	$ 820	0.7%

Fiscal year 2001 converted products net sales were $442.0 million, compared with $451.2 million for fiscal year 2000. Converted products volume decreased 2.7% due to general softening of the economy. Converted product pricing was favorably impacted by increased sales of value-added products such as point-of-purchase displays and higher-quality print orders. Our specialty products, which we identify as print jobs with four colors or more, jobs with a high percentage of die-cuts and other enumerated converted products, represented 26.7% of our converted products net sales for fiscal year 2001, compared with 26.3% for fiscal year 2000. Fiscal year 2001 converted products operating profit was $8.3 million, compared with $21.1 million for the fiscal year 2000. Operating profits were negatively impacted by the increased cost of paper and paperboard supplied to us by the Longview mill and increased converting costs, including labor and converting supplies, offset by the favorable impact of the profits from the sale of electrical power allocated to the converted products segment. The increase in paper and paperboard cost was due to the Longview mill's increased cost of wood chips and natural gas and power related costs described above and the increased costs due to a lower operating rate at the mill. The average mill cost of paper and paperboard supplied to our converting plants increased by 4.7% for fiscal year 2001, as compared to fiscal year 2000. The increased cost was also partially attributable to the increased use of high-quality paperboard used in manufacturing value-added products. We allocated $19.4 million to the segment operating profit as a result of power sales in fiscal year 2001, compared with $1.2 million in fiscal year 2000.

Liquidity and Capital Resources

Net cash provided by operations was $63.9 million in fiscal year 2002, $110.5 million in fiscal year 2001 and $112.4 million in fiscal year 2000. The decreases in fiscal years 2002 and 2001 were primarily due to decreases in operating profits during each of those fiscal years. For the fiscal year 2002, net cash provided by operations was negatively impacted by a $5.7 million operating loss attributable to power sales compared to $35.0 million of operating profit attributable to power sales in fiscal year 2001. We do not expect power sales to meaningfully contribute to cash provided by operations for fiscal year 2003.

Net cash used for investing was $36.9 million in fiscal year 2002, $118.5 million in fiscal year 2001 and $104.9 million in fiscal year 2000. Our capital expenditures, including timberland acquisitions, plant and equipment maintenance and improvements and environmental compliance, were $44.0 million in fiscal year 2002, $119.6 million in fiscal year 2001 and $106.2 million in fiscal year 2000. In fiscal year 2000, we started a capital program to enable us to increase our domestic converted products business in an effort to reduce our reliance on selling into the competitive export paperboard market. This program has been substantially completed. Significant capital expenditures in 2001 included the construction of our new Bowling Green, Kentucky converting plant; purchasing of flexo folder-gluers, expansion of the material handling system and other equipment upgrades at our Spanish Fork, Utah converting plant; upgrading our Amsterdam, New York converting facility by expanding the building, increasing the corrugator's capacity and purchasing a flexo folder-gluer; and the completion of the replacement of the press section of a paper machine which began in 2000. Significant capital expenditures in fiscal year 2000 included the purchase of a corrugator for our Spanish Fork converting plant; the construction of our Seward, Nebraska converting plant; the rebuilding of a paper machine; and the commencement of work to replace the press section on a paper machine. As a result of these substantial capital investments, we substantially reduced our capital expenditures for fiscal 2002.

Capital expenditures are expected to total approximately $43.0 million for fiscal year 2003, and between $50.0 to $60.0 million for fiscal year 2004, including expenditures for timber purchases, plant and equipment maintenance and improvements and environmental compliance.

Net cash used for financing was $27.0 million in fiscal year 2002, while net cash provided by financing was $8.0 million in fiscal year 2001 and net cash used for financing was $7.6 million in fiscal year 2000. The change for 2002 primarily reflects a $19.0 million decrease in borrowings resulting from reduced capital expenditures and dividends. The change in fiscal year 2001 primarily reflects a $39.4 million increase in borrowings during fiscal year 2001 to fund capital expenditures such as the construction of our Bowling Green, Kentucky converting plant and the purchase of founders' stock for $6.8 million. Debt increased by $10.0 million in fiscal year 2000.

During fiscal year 2002, we did not purchase shares of our stock. During fiscal years 2001 and 2000, we purchased an aggregate of 500,000 and 100,000 shares of our stock for approximately $6.8 million and $1.3 million, respectively.

Each quarter we determine the amount of our dividend based on operating results, current market conditions and debt levels. Cash dividends of $0.03 per share were declared and paid in the first fiscal quarter of 2002 in the aggregate amount of $1.5 million. There were no additional dividends declared or paid in the remainder of fiscal year 2002. The first fiscal quarter 2002 dividend reduction from prior levels was based on fourth fiscal quarter 2001 earnings. The suspension of the dividend for the remainder of fiscal year 2002 was due primarily to the net loss incurred in the first six months of 2002 and economic conditions that were negatively affecting our business. During fiscal year 2001, we declared and paid total dividends of $0.48 per share, for an aggregate amount of $24.6 million. Dividends of $0.48 per share were paid in fiscal year 2000 in the aggregate amount of $24.8 million. Our primary financing arrangements restrict the amount of dividends we may declare based on certain financial performance tests. However, the suspension of our dividend has not been as a result of those restrictions.

During the first fiscal quarter 2002, we closed an offering of $215 million 10% Senior Subordinated Notes due 2009 (the "Notes") and entered into a new three-year $250 million senior unsecured revolving credit facility. The proceeds of the Notes and the initial borrowing under the new revolving credit facility were used to repay and cancel our $320 million revolving credit facility, prepay $25.0 million of 7.75% Series B Senior Notes due April 18, 2002, pay transaction costs relating to the Notes and the new revolving credit facility and irrevocably place into an escrow account $20.5 million, the amount that, together with interest accrued in the escrow account, was sufficient to repay our $20.0 million 6.76% Senior Notes due August 15, 2002, at their maturity.

In the second fiscal quarter 2002, we entered into two fixed-to-floating interest rate swaps, for a total of $70.0 million of the $215 million of senior subordinated notes, at an initial 426 basis points above LIBOR. The purpose of the swaps is to manage our exposure to fixed rate debt by converting a portion of our outstanding debt from a fixed to a lower variable interest rate. In October 2002, due to lower interest rates and changes in the yield curve, we monetized the gain on the fixed-to-floating swaps of $5.4 million by terminating the swap agreements and simultaneously entering into two new fixed-to-floating interest rate swaps. The proceeds of the $5.4 million gain were used to repay debt and will be recognized as a reduction of interest expense over the remaining life of the underlying debt, which matures in 2009. Under the new swaps, fixed interest payments on $40.0 million of Notes was swapped for variable rate payments at an initial 623.75 basis points above LIBOR, and $30.0 million of Notes at 575 basis points above LIBOR.

At October 31, 2002, our financial position for borrowed debt included long-term debt of $572.2 million, including current installments of long-term debt of $62.4 million. Additionally, short-term borrowings at October 31, 2002 were $2.0 million.

At October 31, 2002, we had $124 million outstanding under our $250 million senior unsecured revolving credit facility. In addition, we had $213.8 million of Notes outstanding. Also outstanding at October 31, 2002, were other various senior notes totaling $204.5 million, $5.0 million under an unsecured and uncommitted bank line of credit, and revenue bonds of $26.9 million. Our financing arrangements require us to be in compliance with certain financial covenants, including minimum net worth, short- and long-term borrowing ratio, current ratio and fixed charge coverage ratio requirements and restrict our payment of dividends. The company was in compliance with such covenants at October 31, 2002.

For the quarter ended July 31, 2002, we obtained amendments from the holders of certain senior notes with respect to compliance with covenants that require us to maintain a specified ratio of net income available for fixed charges to fixed charges. The amendments reducing the coverage requirements are effective for the quarters ended July 31, 2002 through April 30, 2003. In connection with the grant of amendments we agreed to pay certain fees. As a result of amendments to certain senior notes obtained in 1999, we continue to pay an additional 0.75% per annum over the original note coupon rates until an investment grade credit rating is obtained for our unsecured debt.

During fiscal year 2002, our outstanding debt generally exceeded historical levels due to borrowings made in connection with substantial expenditures related to the capital improvement program that we have engaged in since fiscal year 2000, plus some timberland acquisitions, as well as the payment of dividends and stock repurchases in 2001 and decreased operating profit in fiscal years 2002 and 2001 as compared to fiscal year 2000. We have substantially completed the capital investment program initiated in 2000 and reduced our debt to $574 million at the end of fiscal year 2002 from $593 million at the end of fiscal year 2001 and $643 million at January 31, 2002. We expect to continue to reduce debt to more moderate levels by continuing substantial reduction of capital expenditures over the next few years and improving operating results by reducing our raw material costs, lowering our cost of procurement and balancing our staffing levels consistent with current orders. In addition, we have suspended our dividend until operating profits and cash flow return to more acceptable levels.

As of October 31, 2002, our aggregate annual debt principal repayments are as follows:

Principal Fiscal Year	Amount
2003	$ 67,400,000
2004	—
2005 (a)	154,000,000
2006	85,500,000
2007	—
2008	24,000,000
2009	215,000,000
2010-2018	29,500,000

(a) Includes $124 million drawn on our $250 million revolving credit facility.

We believe that our cash flow generated from operations and available borrowings under our revolving credit facility and our uncommitted line of credit provide sufficient resources to fund operations and to meet our debt payment obligations and foreseeable capital expenditure requirements.

Other

We continually review any known environmental exposures including the cost of remediation. At the present time, we are not aware of any environmental liabilities that would have a material impact on the consolidated financial statements.

Although we believe that we are in substantial compliance with federal, state and local laws regarding environmental quality, the Environmental Protection Agency (EPA) has issued a final air and water quality rule referred to as the "Cluster Rule." We estimate that over the next 3 to 5 years required pollution control capital expenditures could range from $10.0 million to $15.0 million. We have included these estimated expenditures in our capital expenditure budget discussed above.

Although future pollution control expenditures cannot be predicted with any certainty and could continue to escalate because of continuing changes in laws and regulations and uncertainty as to how they will be interpreted and applied, we believe that compliance with these regulations will not have a material impact on our capital expenditures, earnings or competitive position.

As part of an industry-supported effort, forestry regulations have been developed in Oregon and Washington to protect salmon. These regulations restrict the harvest of timber near streams and other environmentally sensitive areas, thereby reducing the timber that can be harvested and increasing costs.

Our exposure to market risks on our financial instruments is limited to interest rate changes on variable rate debt, including debt under our revolving credit facilities and interest rate swaps. The interest rates applied to our variable rate borrowings and swaps are adjusted often and therefore react quickly to any movement in the general trend of market interest rates. Interest expense incurred annually related to our variable rate debt is dependent upon the amount outstanding during the year and the extent to which interest rates rise and fall. We do not engage in commodity, currency or interest rate hedging arrangements or engage in transactions involving derivatives, other than our entering into two interest rate swaps to obtain a lower effective interest rate on our borrowings. If the weighted average interest rate on our variable rate debt increased by 1.0% per annum, our annual interest expense would increase by $2.3 million based on our outstanding debt as of October 31, 2002.

Forward-Looking Statements

This Annual Report contains forward-looking statements, including statements concerning:

- anticipated improvement of operating results and earnings and anticipated cost reductions;
- anticipated reductions in working capital needs, including reducing inventory and raw materials;
- anticipated pricing and market conditions for the company's products, energy and certain raw materials, including log, paper, paperboard and converted products pricing and demand, costs of power, anticipated reductions in the amount of natural gas purchased from third-parties and the cost of wood chips;
- reinstatement of dividends and improvement of stock value;
- expected log harvest levels and customer and product focus;
- improvement of reliability and uptime of equipment, creating a more steady operation and better management of raw material purchases;
- anticipated savings and improvements to financial results from various business improvement projects and programs, including from procurement teams and processes and other reductions in spending;
- economic and market outlook, including the level of use of corrugated containers;
- increasing utilization rate at the Longview mill, including optimizing paper mill operations and improving yields;
- expected efficiencies, including those from implementation of administrative software;
- expected capital expenditures and the completion and results of capital expenditure projects;
- expected reductions of debt;
- possible effects of changes in currency exchange rates between the U.S. dollar and currencies of important export markets;
- the anticipated market conditions for sales of energy;
- anticipated competitive conditions;
- anticipated cost of compliance with certain environmental regulations; and
- effects of environmental contingencies and litigation on financial conditions and results of operations.

Forward-looking statements are based on the company's estimates and projections on the date they are made, and are subject to a variety of risks and uncertainties. Actual events could differ materially from those anticipated by the company due to a variety of factors, including, among others:

- developments in the world, national, or regional economy or involving the company's customers or competitors affecting supply of or demand for the company's products, energy or raw materials;
- changes in product, energy or raw material prices;
- delays in the implementation of cost savings initiatives or the failure to obtain expected benefits from cost savings initiatives;
- capital project delay, cost overruns or unforeseen maintenance on capital assets;
- changes in currency exchange rates between the U.S. dollar and the currencies of important export markets;
- weather;
- labor disputes;
- unforeseen adverse developments involving environmental matters or other legal proceedings or the assertion of additional claims;
- unforeseen developments in the company's business;
- adverse changes in the capital markets or interest rates affecting the cost or availability of financing; or
- other unforeseen events.

The company does not undertake any obligation to update forward-looking statements should circumstances or the company's estimates or projections change.

75th ANNIVERSARY

Directors

Directors	SINCE	AGE
Robert B. Arkell *Vice President-Industrial Relations and General Counsel******	1986	71
David L. Bowden* *Senior Vice President-Timber*	1990	67
M. Alexis Dow, CPA** *Elected Auditor, Metro Regional Government Portland, Oregon*	1988	53
Michael C. Henderson** *Chairman, Albina Community Bank Portland, Oregon******	2001	56
John R. Kretchmer** *Chief Executive Officer, American Licorice Company Bend, Oregon*	1997	44
Lisa J. McLaughlin *Senior Vice President-Finance, Secretary and Treasurer*	1992	47
Richard J. Parker *Senior Vice President-Production and Mill Manager*	1997	54
Robert E. Wertheimer* Retired Executive Vice President	1956	74
David A. Wollenberg *President, The Cortana Corporation Menlo Park, California*	1979	55
Richard H. Wollenberg* *President & Chief Executive Officer******	1995	49
Richard P. Wollenberg* *Chairman of the Board*	1946	87

* *Executive Committee Member*
** *Audit Committee Member*
*** *Nominating/Corporate Governance Committee*

Corporate Officers

Richard H. Wollenberg
President & Chief Executive Officer

Richard P. Wollenberg
Chairman of the Board

Richard J. Parker
Senior Vice President-Production and Mill Manager

David L. Bowden
Senior Vice President-Timber

Lisa J. McLaughlin
Senior Vice President-Finance, Secretary and Treasurer

Ken D. Gettman
Senior Vice President-Container Group

Robert B. Arkell
Vice President-Industrial Relations and General Counsel

Terry T. Brandon
Assistant Secretary, Assistant Treasurer

Alvin G. Higgens
Assistant Treasurer

Wade C. Boyd
Assistant Secretary

All located at Longview, Washington except Ken D. Gettman, Seattle, Washington

Shareholder Information

Corporate Headquarters
Longview Fibre Company
300 Fibre Way
Longview, Washington 98632
(360) 425-1550

Wholly-Owned Subsidiary
Longtimber Company of Oregon

Transfer Agent
For services regarding your account such as change of address, lost certificates or dividend checks, change in registered ownership, write or call:

LaSalle Bank, NA
Attention: Corporate Trust Operations
135 South LaSalle Street, Room 1811
Chicago, IL 60603
1-800-246-5761

Stock Exchange Listing
Common shares (symbol: LFB) are traded on the New York Stock Exchange (NYSE).

Annual Meeting
The next annual meeting of shareholders will be held at 10:00 a.m., Tuesday, January 28, 2003 at the Monticello Hotel, 1405 17th Ave., Longview, Washington.

Investor Relations
For further information on Longview Fibre Company, investors should contact Investor Relations at corporate headquarters. Annual Report copies, Proxy Statements and other information are available. Also see our website: www.longviewfibre.com

Independent Accountants
PricewaterhouseCoopers LLP

Production, Sales, Administrative, Timber

PAPER & CONTAINERBOARD

Production

Longview, Washington

Richard J. Parker
Senior Vice President-Production and Mill Manager

James H. Stacie
Vice President-Production and Assistant Mill Manager

Roger J. Mendenhall
Paper Mill Superintendent

Frederick S. Brien
Pulp Mill Superintendent

Mark A. Norman
Finishing, Shipping Supt.

Michael E. Haas
Director, Technical Services

Thomas E. Vaught
Vice President-Manufacturing Services, Assistant Mill Manager

Robert B. Pollock
Chief Engineer

Alan D. Whitford
Environmental Services Manager

Richard P. Martinsen
Maintenance Superintendent

Marvin M. Smith, Jr.
Vice President-Purchasing

Industrial Relations and Legal

Robert B. Arkell
Vice President-Industrial Relations and General Counsel

Michael R. Fitzpatrick
Human Resources Director

James E. Ostrander, D.O.
Medical Director

Curtis R. Copenhagen
Director of Public Affairs

Richard A. Schneider
Associate General Counsel

Financial, Administration

Lisa J. McLaughlin
Senior Vice President-Finance, Secretary and Treasurer

Ivan A. Olson
Vice President-Transportation

Lloyd O. Westling
Vice President-Production Planning

Terry T. Brandon
Director of Credit, Asst. Secretary, Asst. Treasurer

Alvin G. Higgens
Assistant Treasurer and Controller

Harold J. (Bud) Cockrell
Director of Taxes

Philip L. Schlecht
Internal Auditor

Meri Beth Senn
Information Systems Manager

Sales

Timothy J. Carper
Vice President-Paper Sales
Walnut Creek, California

William P. Lindsay
Manager-Kraft Converter Sales
Longview, Washington

Sales Offices
Walnut Creek, California
Los Angeles, California
Atlanta, Georgia
Longview, Washington
Milwaukee, Wisconsin

TIMBER

Headquarters

Longview, Washington

David L. Bowden
Senior Vice President-Timber

Wade C. Boyd
Vice President-Timber

Blake S. Rowe
Asst. to Senior V.P.-Timber

Robert F. Roth
Asst. to Senior V.P. -Timber

Tree Farms, Managers

Oregon

Clackamas, *Sandy*
Ed D. Hendrix

Deer Island, *St. Helens*
Lawrence C. Hurley

Mid-Columbia
J. Steve Hansen

Nehalem, *Vernonia*
Thomas W. Budge

Coast, *Seaside*
Jay H. Holland

Silver Falls, *Silverton*
Ronn M. Bevan

Washington

Chelan, *Leavenworth*
Ronald L. Simon

Mid-Columbia, *Stevenson*
J. Steve Hansen

Skagit, *Sedro Woolley*
Larry T. Mitchem

Southwest, *Longview*
Robert F. Roth

Fiber Supply

Gerald H. Calbaum
Vice President, Fiber Supply
Longview, Washington

Sawmill

Donald E. Ledbeter
Plant Manager
Leavenworth, Washington

Container Group

Ken D. Gettman
Senior Vice President-Container Group
Seattle, Washington

Thomas M. Pugel
Manager-Bulk Liquid Package Sales
Los Angeles, California

Michael J. Eaton
Manager-Production Systems
Longview, Washington

Western Container Division

Gene V. Oliver
Senior Vice President-Production
Twin Falls, Idaho

Ervin R. Schatz
Vice President-Production, West Coast Region, Yakima, WA

David M. Dal Soglio
Vice President-Sales
Twin Falls, Idaho

Robert R. Fuhriman
Vice President-Sales
Spanish Fork, Utah

Plant, Sales Managers

Oakland, CA
Donald F. Armstrong, *plant*
Charles M. Wertheimer, *sales*

Twin Falls, ID
John H. King, *plant*
Gary D. Lounsbury, *sales*

Spanish Fork, UT
Stanley W. Curtis, *plant*
William W. Ratcliffe, *sales*

Cedar City, UT
Clifford A. Maxfield, *plant*
William W. Ratcliffe, *sales*

Longview, WA
Robert D. Dailey, *plant*
Dennis E. Dorgan, *sales*

Seattle, WA
Thomas D. Craig, *plant*
Timothy J. Garrand, *sales*

Yakima, WA
James E. Jacobson, *plant*
Jerald W. Kilgrow, *sales*

Central and Eastern Container Divisions

John C. Walker
Senior Vice President
Milwaukee, Wisconsin

James G. Krause
Vice President-Production, Central-Eastern Region
Milwaukee, Wisconsin

Guy T. Robertshaw
Vice President-Production, West-Central Region
Cedar Rapids, Iowa

Donald M. Batterson
Vice President-Sales, Central Division
Cedar Rapids, Iowa

Paul A. Robbens
Vice President-Sales, Eastern Division
Amsterdam, New York

Plant, Sales Managers

Cedar Rapids, IA
Steve L. Dutton, *plant*
Victor P. Alexander, *sales*

Bowling Green, KY
Mart R. Laird, *plant*
Walter H. Glenn III, *sales*

Springfield, MA
Brent W. Tillotson, *plant*
Daniel P. Kazes, *sales*

Minneapolis, MN
Todd W. Price, *plant*
Michael C. Guilday, *sales*

Seward, NE
Casey B. Linstad, *plant*
Victor P. Alexander, *sales*

Amsterdam, NY
Edward H. Poulin, *plant*
Bruce R. Warner, *sales*

Grand Forks, ND
Greg G. Wentz, *plant*
Michael C. Guilday, *sales*

Milwaukee, WI
David M. Mally, *plant*
Joseph A. Van Ells, *sales*

Merchandise, Handle Shopping Bags

John C. Walker
Senior Vice President
Milwaukee, Wisconsin

Richard C. Green
Vice President-Converted Paper Sales
San Rafael, California

Plant, Sales Managers

Waltham, MA
David M. Gorewitz, *plant*
Charles Z. Curley, *sales*

Spanish Fork, UT
Michael L. Martin, *plant*
Michael L. Jacobson, *sales*

Longview Fibre Company

Value-Added Products • Sustainable Forestry

300 Fibre Way, P.O. Box 639, Longview, WA 98632
360-425-1550 Fax 360-575-5934
Website www.longviewfibre.com